FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of June 2012

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	Notice of the 105th ordinary general meeting of shareholders (English translation) issued by Panasonic Corporation (the registrant).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: June 13, 2012

NOTICE OF

THE 105TH ORDINARY GENERAL MEETING

OF SHAREHOLDERS

to be held in Osaka, Japan

on June 27, 2012

This is a translation from the Japanese of a notice circulated to shareholders in Japan.

Panasonic Corporation

Kadoma, Osaka, Japan

June 7, 2012

Dear Shareholders:

Notice of the 105th Ordinary General Meeting of Shareholders

This is to inform you that the Company’s 105th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the meeting.

If it is inconvenient for you to attend the meeting, you are sincerely requested to examine carefully the reference materials contained herein and to exercise your voting rights by the Internet or mail, as soon as possible. If, voting by mail, please return the voting instruction card duly signed by you after marking “for” or “against” each bill.

*  *  *  *  *  *  *  *  *  *  *   *  *

1.	Date:	10:00 a.m. Wednesday, June 27, 2012

2.	Place:	Osaka-Jo Hall
3-1 Osaka-jo, Chuo-ku, Osaka

3.	Purposes:

– Matters to be Reported:

1.	The business report and statutory report on a consolidated and a parent-alone basis with respect to the 105th fiscal period from April 1, 2011 to March 31, 2012

2.	Report of Accounting Auditors and the Board of Corporate Auditors on the consolidated financial statements

– Matters to be Acted Upon:

Bill No. 1: To elect 16 directors

Bill No. 2: To elect 2 corporate auditors

Sincerely yours,

Fumio Ohtsubo
President and Director
Panasonic Corporation
1006 Oaza Kadoma, Kadoma-shi, Osaka, Japan

[Shareholders attending the meeting are requested to hand in the voting instruction card at the reception desk of the meeting venue. Persons other than shareholders, such as proxies and accompanying persons who are not shareholders, are not permitted to attend the meeting.]

Editor’s notes:
1.

The financial statements and other information included in this Notice are prepared primarily on a consolidated basis in conformity with U.S. generally accepted accounting principles (U.S. GAAP). In some cases where required, however, financial information on a parent company alone basis, which is in conformity with Japanese regulations, is also provided herein. Parent-alone and consolidated financial information should not be confused with each other.

2.

An English translation of explanations for the exercise of voting rights via the Internet is omitted herein. For foreign shareholders who maintain standing proxies in Japan, such explanations (in Japanese) are sent to, and available at, your standing proxies.

3.	For supplemental information regarding the bills on pages 43 to 48, please visit the following Web site: http://panasonic.net/ir/shareholder

[Appendix to the Notice of General Meeting of Shareholders]

Business Report for the 105th Fiscal Period

(Fiscal year from April 1, 2011 to March 31, 2012)

1. Brief Business Review of the Panasonic Group

(1) Progress and Results during the Period

In fiscal 2012, business conditions deteriorated in Japan and overseas due to a variety of factors including concerns regarding shortages in the supply of electricity caused by the Great East Japan Earthquake, disruptions to supply chains affected by the flooding in Thailand, the economic turmoil triggered by the European financial crisis, and the historically high yen.

Under such business circumstances and in the second year of the three-year midterm management plan called “Green Transformation 2012 (GT12),” Panasonic implemented various measures. In particular, the Company worked toward changing its business structure on the basis of paradigm shifts to growth as follows:

1)	from existing businesses to new businesses—such as energy

2)	from Japan-oriented to globally-oriented

3)	from individual product-oriented to solutions & systems business-oriented

With sales increases in products such as air conditioners and refrigerators that meet local needs in India and Brazil, and Heterojunction with Intrinsic Thin layer (HIT) brand solar cells that maximize Panasonic’s Group sales strength in Japan, signs of positive results are beginning to emerge in some regions and businesses.

On the other hand, operating results in the flat-panel TV and semiconductor businesses worsened significantly due to such factors as the aforementioned severe business conditions, intense price competition and a decline in demand following the shift to terrestrial digital broadcasting in Japan. Following the management decision to address negative factors that impact future profitability, Panasonic implemented radical restructuring initiatives, including the business integration of unprofitable businesses.

In January 2012, Panasonic conducted the Group reorganization as scheduled and started a new organization, which consists of nine business domain companies: “AVC Networks Company,” “Appliances Company,” “Systems & Communications Company,” “Eco Solutions Company,” “Automotive Systems Company,” “Industrial Devices Company,” “Energy Company,” “Healthcare Company,” “Manufacturing Solutions Company,” and one marketing sector: “Global Consumer Marketing Sector.” With this reorganization, the Company lays out the framework to utilize the full advantages of the Panasonic Group in order to establish the foundations for it to become a Green Innovation Company. In order to realize this objective, the Company established its new business structure, which enables it to strengthen a more direct relationship with consumers globally. Furthermore, the Company implemented a system that brings out the total strength of the Panasonic Group, such as comprehensive solutions, and maximizes synergies in each business while eliminating overlapping businesses.

Consolidated Group sales for fiscal 2012 decreased by 10% to ¥7,846.2 billion from ¥8,692.7 billion in fiscal 2011, due mainly to the Great East Japan Earthquake and the flooding in Thailand as well as a sales decrease in digital AV products.

Despite streamlining efforts for raw materials and fixed cost reductions, operating profit decreased by 86% to ¥43.7 billion from ¥305.3 billion a year ago. This result was due mainly to the decline in prices and appreciation in the value of the yen, in addition to the sales decrease. Income (loss) before income taxes turned to a loss of ¥812.8 billion from a profit of ¥178.8 billion due mainly to business restructuring expenses of ¥767.1 billion, such as early retirement charges and impairment losses of goodwill and property, plant and equipment, as other income (deductions). Net income (loss) attributable to Panasonic Corporation turned to a loss of ¥772.2 billion from a profit of ¥74.0 billion a year ago due to the ¥25.5 billion for an adjustment to deferred tax assets and liabilities for changes in Japanese corporate tax rates as a provision for income taxes.

Segment Information

Panasonic restructured its Group organization on January 1, 2012. As a result, the number of segments came to eight and comprised AVC Networks, Appliances, Systems & Communications, Eco Solutions, Automotive Systems, Industrial Devices, Energy, and Other. For details of main products and services, please refer to (8) Principal Business.

Sales by segment for fiscal 2012 were as follows. According to the Group reorganization, segment information a year ago has been reclassified to conform to the presentation for fiscal 2012.

AVC Networks

Sales in the AVC Networks segment decreased by 21% to ¥1,713.5 billion from ¥2,156.8 billion a year ago.

Despite favorable sales of notebook PCs, this result was due mainly to sales declines in flat-panel TVs and digital cameras.

In its flat-panel TV VIERA series, Panasonic introduced VIERA Connect, a cloud-based Internet service, in an effort to add higher value to global TV markets. However, in addition to the strong yen, sales decreased substantially due to such factors as intense price competition and a decline in demand following the shift to terrestrial digital broadcasting in Japan.

Panasonic ensured that all models within its DIGA Blue-ray disc recorder lineup were 3D-compatible and strengthened lineups of products equipped with a triple tuner. Despite these initiatives, sales were unchanged compared with a year ago due mainly to the decline in prices.

In its LUMIX series of digital cameras, Panasonic took concrete steps to strengthen its lineup as well as its sales systems and structure for digital interchangeable lens cameras. This contributed to a significant increase in interchangeable lens camera sales. Demand for compact digital cameras, on the other hand, declined due mainly to the extensive use of smart phones in developed countries and lengthening replacement cycle. As a result, overall sales of digital cameras fell below the levels recorded a year ago.

Sales of notebook PCs climbed year on year. This was attributable to a variety of factors including the release of a new thin mobile ‘Let’snote’ model in Japan, which attracted significant acclaim from the market. Panasonic also released a rugged tablet PC in its TOUGHBOOK series that offers outstanding outdoor visibility and a large LCD screen in Europe and Japan. In its pursuit of increased mobility, the Company channeled its energies toward further bolstering its product lineup and enhancing functionality.

Panasonic worked closely with aircraft seat manufacturers to develop newly designed seat-integrated monitors. This formed part of the Company’s aims to release the new lighter-weight in-flight entertainment system with monitors. As a result, the Company reported growth in sales compared with a year ago.

Appliances

Sales in this segment increased by 3% to ¥1,534.2 billion from ¥1,482.9 billion a year ago.

In the fiscal year under review, demand in developed countries grew weak due largely to the financial crisis in Europe, while in emerging markets, the number of purchasing customers increased against the backdrop of economic growth. Due mainly to steady sales of washing machines and microwave ovens, sales of the Appliances segment increased.

Based on increased awareness toward saving electricity among consumers in Japan, Panasonic continued to emphasize sales growth in ECO NAVI products, which automatically save electricity depending on the mode of use, focusing mainly on washing machines, air conditioners, and refrigerators in its household appliances/refrigeration, air conditioning and heating businesses. At the same time, the Company witnessed robust sales growth of new model of its Ene Farm home fuel cell. Moreover, with an eye on the single and small family unit household, and as a part of efforts to put forward space- saving proposals for use in condominiums, the Company expanded its customer base through the release of Petit Drum, a washer/dryer with slanted drum followed by a countertop model of Petit Dish Washer.

Toward overseas business growth, Panasonic established the Global Marketing Planning Center. By coordinating lifestyle research undertaken in each region to uncover trends in demand, the Company put in place a product planning process that is more attuned to local needs. In popularly priced products especially for emerging countries, Panasonic strengthened the Company’s lineup including air conditioners with noise reduction and energy saving functions, and expanded sales channels in India. The Company also developed local models of refrigerators and washing machines, and increased overall sales in Brazil. Building on these initiatives, the Company marketed high-value-added products including air conditioners, refrigerators, and washing machines equipped with the ECO NAVI function focusing mainly on Asia and South America.

Systems & Communications

Sales in this segment decreased by 10% to ¥840.8 billion from ¥938.1 billion a year ago due mainly to a sales decrease in compact multi-function printers (MFPs), business-use handy terminals, mobile phones, and related devices.

In the system networks business, Panasonic recorded sales growth in home video intercom systems and business- use network cameras, reflecting heightened awareness toward the need for increasing safety and security. Overall system networks business sales, on the other hand, declined compared with a year ago, owing to the negative impact on compact MFPs caused by the sudden deterioration in market conditions in China and the downturn in demand for handy terminals as customers in Japan curtailed their investment activities.

In the mobile communications business, Panasonic released eight smart phones models in Japan. Reflecting the dramatic shift toward smart phones, however, the feature phone market has contracted substantially. As a result, overall sales in the mobile communications business were down year on year.

Eco Solutions

Overall sales remained stable at ¥1,525.8 billion compared with ¥1,526.5 billion a year ago.

Despite sales decreases in the lighting business, this result was due mainly to stable sales in the energy systems, housing systems, and environmental systems businesses.

In the lighting business, traditional light sources including incandescent bulbs were replaced with LED bulbs at a rapid pace in Japan. Panasonic upgraded and expanded its LED light bulbs lineup and secured a leading market share. Overseas, the Company established sales channels in such prioritized markets as Asia and Latin America for its ball-type fluorescent lamps that offer outstanding energy savings. However, lighting sales declined year on year due to the drop in demand for existing lighting products as well as fluorescent lamps.

In the energy systems business, Panasonic recorded an increase in sales of condominium intercom systems in Japan owing largely to growing renewal demand. Overseas, sales of wiring equipment and distribution panel boards increased as a result of bolstering sales and manufacturing capabilities in India, China, and Indonesia.

In the housing systems business, Panasonic released new popularly priced flooring material and modular kitchen system products, and helped boost sales. Sales of fully automatic self-cleaning A La Uno S toilet were favorable as well. In its comprehensive solutions endeavors, the Company put forward proposals that combine the Techno-Structure earthquake- proof construction method with eco solutions for the entire home.

In Japan, sales in the environmental systems business were boosted by the growth in sales of ceiling mounted ventilation fans and bathroom heater/dryer/ventilation systems with a sauna-like mist function as well as energy saving dehumidifiers. Overseas, Panasonic recorded increased sales of ceiling mounted ventilation fans owing to favorable conditions in the North America apartment housing market, and of air purifiers in China.

Automotive Systems

Sales increased by 7% to ¥653.2 billion from ¥611.6 billion a year ago due mainly to strong sales in components and devices for eco-cars.

In the automotive electronics business, sales of batteries were firm owing mainly to the increase in hybrid vehicle production by automobile manufacturers. Moreover, SANYO’s hit Gorilla car navigation system was re-released under the Panasonic brand. With the addition of Gorilla to its car navigation system, Strada series, the Company captured the leading share in the consumer product car navigation system market in Japan. Turning to overseas markets, Panasonic strengthened its lineup of products for sale in emerging regions where growth in new car demand is expected. As one of several initiatives, the Company released a car AVC system equipped with speakers in India attuned specifically to the needs of the local market. Through these means, the Company is steadily cultivating overseas markets.

Industrial Devices

Sales decreased by 16% to ¥1,404.6 billion from ¥1,671.0 billion a year ago.

In fiscal 2012, demand for flat-panel TVs was weak in Japan following the shift to terrestrial digital broadcasting. Sales of components for AV equipment were also down due to implementation of Panasonic’s selection and concentration strategy in the electronic components business.

In the electronic components and materials businesses, overall sales declined compared with a year ago. Despite the increased use of Pyrolytic Graphite Sheets, an extremely thin high thermal conductivity component, as a smart phone heat dissipation component, and sales growth in such eco-car products as film capacitors, which help ensure the stable supply of power to motors, this overall downturn in sales reflected the drop in demand for conventional mobile phone products.

In the semiconductor business, Panasonic is promoting innovation and change by shifting away from mainstay system LSIs for digital AV products to sensors and power semiconductors, which continue to exhibit high-growth potential. Sales of medical-use camera image sensors were sound in the fiscal year under review. The Company also retained its top market share in Japan in power semiconductor IPDs* that reduce the size and improve the power consumption of devices. Despite these favorable factors, semiconductor business sales as a whole declined compared with a year ago owing largely to the slump in market conditions for semiconductors used in digital AV products.

*	Intelligent Power Device (IPD): a semiconductor device that helps to improve energy efficiency by combining power devices with control circuits to reduce size and switching loss.

Energy

Sales decreased by 3% to ¥614.9 billion from ¥637.0 billion a year ago. Although sales in solar photovoltaic systems continued to be strong mainly in Japan, overall sales decreased due mainly to a weak result in lithium-ion batteries.

In the solar photovoltaic systems business, Panasonic worked to increase sales of its HIT brand solar cells that boast the industry’s highest energy density* by making full use of its strengths including diverse sales channels in Japan. In such European markets as Belgium and the U.K. where residential use is particularly strong, the Company promoted overseas sales. As a result, overall business sales were up year on year.

In the lithium-ion battery business, the decision was made to construct a new facility at the Company’s Suzhou plant in China. This initiative is aimed at bolstering Panasonic’s integrated lithium-ion battery production system. Business is expanding steadily in in-car lithium-ion batteries. In addition to the supply of lithium-ion batteries for Toyota Motor Corporation’s plug-in hybrid vehicle, U.S.-based Ford Motor Company has decided to adopt the Company’s products in its hybrid and plug-in hybrid models. The Company has also entered into an agreement to supply lithium-ion battery cells for use in Tesla Motors’ electric vehicles. In contrast, the mainstay consumer-use market continued to face a harsh operating environment. As a result, overall sales of lithium-ion batteries declined compared with a year ago.

In its dry batteries business, Panasonic released a new EVOLTA alkaline dry battery that controls the generation of hydrogen gas, a recognized cause of liquid leakage. In addition to their long life, as well as their efficacy over many hours after an extended period of storage, the Company’s EVOLTA batteries are acclaimed for their new manufacturing process that prevents liquid leakage. Ideal for the preparation of disasters, sales have expanded steadily. However, due to the slump in the European and U.S. markets, sales of the dry battery business have contracted year on year.

*	Efficiency per KW in solar power generation systems.

Other

Sales in fiscal 2012 decreased by 18% to ¥1,880.9 billion from ¥2,304.8 billion a year ago.

Healthcare markets in Japan and overseas continue to expand year by year due largely to aging populations and an upswing in such lifestyle diseases as diabetes. Against this backdrop, Panasonic released an integrated picture archiving and communication (PAC) electronic medical chart system to assist hospitals in more efficiently diagnosing disease. Sales also increased in high-precision next-generation blood glucose monitoring systems, while being introduced to various overseas markets including Europe. In ultrasound diagnostic systems, the Company commenced sales of proprietary brands in North America and Japan from fiscal 2012. Reflecting the considerable weight placed on implementing selection and concentration, however, overall Healthcare Company sales declined.

        The Manufacturing Solutions Company witnessed growth in welding equipment by focusing on expanding sales of its high-performance welding robot. In addition, Panasonic cultivated customers in growth fields, securing orders for electronic component mounting equipment from the smart phone and tablet PC industries, where demand remained steady. Despite these positive factors, overall Manufacturing Solutions Company sales declined year on year owing to weak capital investment by the company’s mainstay overseas PC and AV industry customers.

Japan’s housing market remained firm during fiscal 2012 on the back of such wide-ranging support measures by the Japanese government as the eco-point stimulus package and housing loan program, which included the provision of housing loans at preferential interest rates. Under these circumstances, PanaHome Corporation strengthened its product lineup in the detached housing business through the release of CASART TERRA, which helps to substantially reduce utility expenses and realize a zero CO2 emissions balance. As a result of these and other factors, PanaHome Corporation sales surpassed levels recorded a year ago.

Sales by Segment

Segment	Sales (billions of yen)	Percentage vs. a year ago	Percentage of total sales
AVC Networks	1,713.5	79	17
Appliances	1,534.2	103	15
Systems & Communications	840.8	90	8
Eco Solutions	1,525.8	100	15
Automotive Systems	653.2	107	7
Industrial Devices	1,404.6	84	14
Energy	614.9	97	6
Other	1,880.9	82	18

Subtotal	10,167.9	90	100
Eliminations	(2,321.7)	—	—

Total	7,846.2	90	—

Sales breakdown
Domestic	4,162.0	92	53
Overseas	3,684.2	88	47

(Notes)	1.	Amounts less than one-tenth of a billion yen have been rounded to the nearest whole one-tenth of a billion yen. Percentages versus a year ago have been rounded to the nearest whole number.

	2.	In line with business reorganization on January 1, 2012, segment information for a year ago has been reclassified to conform to the presentation for fiscal 2012.

	3.	Sales of segments include intersegment sales. Intersegment sales have been eliminated under “Eliminations.”

	4.	Other segment consists of the Healthcare Company, the Manufacturing Solutions Company, PanaHome Corporation and others.

(2) Research and Development

In its efforts to become a Green Innovation Company, Panasonic continues to strengthen its wide-ranging technologies from materials, processes as well as components and devices to digital networks and software.

In fiscal 2012, the Company placed considerable emphasis on solutions and systems technologies that help link a broad spectrum of equipment and devices, in addition to the new growth areas of energy and the environment focusing mainly on the creation, storage, saving and management of energy.

Key development themes during the fiscal year were as follows:

(1)	Creation-Storage Linked System for the Home that Integrates Solar Cells and Lithium-Ion Rechargeable Battery Units

This system integrates Panasonic’s solar cells and 4.65kWh lithium-ion rechargeable battery units using the Company’s newly developed Power Station*1 to optimally control rechargeable battery charging while balancing the amount of solar power generation with the volume of electricity consumption.

This configuration enables the use of electricity generated from sunlight during the day, stabilizes the supply of daytime electricity during periods affected by weather conditions, and allows use at night through the application of any surplus electricity*2. Not only can this system be used during normal circumstances, but also during power outages that extend over several days.

(2)	Improved Room Air Conditioner Energy-Saving Performance and Comfort Using a Top Unit Structure

Focusing on the dead-space at the top of conventional room air conditioners, Panasonic shifted the electrical components located at the side of indoor units to the top. Utilizing this top unit structure, the Company has successfully expanded heat exchanger volume without markedly altering the size of the overall unit.

As a result, and by also enlarging the width of the air discharge port, new top unit structure room air conditioners roughly double*3 airstream speed while increasing airstream reach and distance by approximately 1.7 times*4 compared with conventional models. Harnessing airflow control and focus technologies, cooled and heated air is sent comfortably to every corner of the room while at the same time improving the energy efficiency ratio.

(3)	Wireless Technologies that Help Connect Smart DIGA, VIERA, and Other Devices

Thanks to the newly developed simple Wi-Fi*5 technology, households can build their own wireless networks using the Company’s Smart DIGA Blu-ray disc recorder*6 without the need for wireless broadband routers.

As a result, and with a simple set up, recorded TV dramas, live sports broadcasts, home videos and photos can through wireless operation be transmitted and viewed on VIERA, bathroom, and kitchen TVs in other rooms.

(4)	World’s First*[7] Thermoelectric Tubes that use a Tilted Multilayer Structure

The application of differing temperatures to each end of thermoelectric conversion materials has been recognized as a method for producing electric voltage between the high- and low-temperature portions. Panasonic’s thermoelectric tubes use an unconventional phenomenon called the transverse thermoelectric effect, which takes place in tilted multilayers made of thermally-resistive thermoelectric materials and thermally-conducive metals. This effect makes it possible to produce a vertical electric current flow.

Harnessing the Company’s technologies, Panasonic has succeeded in producing the fourfold increase in electric power of 1.3W compared with conventional methods using a 10cm-long fabricated thermoelectric tube. This is a significant step forward in realizing thermal electric power generation using geothermal energy and heat from hot springs.

R&D expenditures totaled ¥520.2 billion in fiscal 2012 encompassing the aforementioned and other development themes.

*[1]	Power Station is under application as a registered trademark of the Panasonic Group.

*[2]	No power is discharged from the battery while surplus solar energy is being sold.

*[3]	Panasonic measurement criterion.

*[4]	Panasonic measurement criterion.

*[5]	Compliant with the wireless LAN standard, Wi-Fi Direct, issued by Wi-Fi Alliance, an organization that promotes increased awareness and acceptance of wireless LAN use.

*[6]	Compatible models: BZT920/820/720.

*[7]	As of June 20, 2011; Source: Panasonic.

(3) Capital Investment

Capital investment during the fiscal year under review totaled ¥294.8 billion, reflecting efforts to channel investment activities to specific priority businesses.

Principal capital investments were directed mainly to solar cell and rechargeable battery manufacturing facilities (Kasai City, Hyogo Prefecture, etc.) and facilities in Taiwan that manufacture electronic components for highly functional terminals including smart phones.

(4) Corporate Financing

In fiscal 2012, the Company issued commercial paper (CP) to finance working capital and other financial needs. The balance of CP outstanding was ¥369.5 billion as of March 31, 2012.

Panasonic redeemed the fifth series of unsecured straight bonds totaling ¥100.0 billion issued in February 2002, the sixth series of unsecured straight bonds totaling ¥100.0 billion issued in March 2009, and the nineteenth series of unsecured straight bonds totaling ¥30.0 billion issued by SANYO Electric Co., Ltd. in August 2004, which fell due in December 2011, March 2012 and August 2011, respectively.

(5) Environmental Activities

The Panasonic Group makes the “environment” central to all of its activities with a firm attitude that allows for no exception, brings forth innovation, and unifies the dual aims of contributing to the environment and promoting business growth in order to realize its vision looking to the 100th anniversary of the Company’s founding.

Furthermore, Panasonic formulated its environmental action plan, Green Plan 2018, to be implemented by each and every employee as a part of efforts to realize the Company’s vision. This Plan covers Panasonic’s environmental activities as a whole and consists of the following seven key items and green indexes: (1) CO2 reduction; (2) resources recycling; (3) the effective utilization of water; (4) management of chemical substances; (5) biodiversity; (6) percentage of the sales for No. 1 eco-conscious products; and (7) collaboration with stakeholders. With respect to its CO2 reduction endeavors, the Corporate CO2 Reduction Contribution Promotion Committee, reporting directly to the president, has taken the lead in driving production activity contributions while at the same time encouraging the further development of energy-saving products. As a result, Panasonic was awarded prizes for four products in the products and business models category, and for two activities in the energy-saving activities category at the Fiscal 2012 Energy Conservation Grand Prizes. Meanwhile, in order to tackle the issue of resource depletion, an imposing challenge on a par with global warming, Panasonic has established resources recycling targets as an initiative that aims to promote the efficient use of limited resources. As a roadmap, the Company has adopted the basic policy approach of reducing total resources used while increasing recycled resources used as it pursues recycling-oriented manufacturing. As a result, Panasonic launched a new line of environmentally- conscious appliances that are made with recycled resources. The new recycled source series of products comprises a refrigerator, a washer/dryer, a rice cooker, and a vacuum cleaner. Through these two measures, the Panasonic Group is committed to realizing its visions by steadily implementing each of its Green Plan 2018 initiatives.

These environmental activities integrated with business activities will not lead to major innovation if Panasonic limits its actions to within the Company only. We believe earnest interactive communication with various stakeholders including customers and business partner companies is indispensable in order to bring forth a wave of revolution. Panasonic is referring to this mutual communication as “‘eco ideas’ Relations (eR),” and is going to work on a variety of activities represented by communication with stakeholders.

Panasonic takes the lead in the green revolution using its strengths closely linked with people’s lifestyles, and strives to contribute to the build-up of a sustainable society.

(6) Challenges for the Panasonic Group

While several downside risks are expected to cloud the global economy throughout fiscal 2013, there are signs that conditions are entering a modest growth trajectory. Despite indications of a slowdown in their rates of growth, emerging regions continue to expand. Buoyed by such factors as sound consumption in the U.S., the outlook for developed regions also remains positive with a few exceptions in Europe.

Under these circumstances, and as the first year following the Group’s large-scale structural reform and reorganization, Panasonic has positioned fiscal 2013 as a period in which it aims to achieve solid results. Taking into consideration the Group’s performance in fiscal 2012, Panasonic was forced to abandon its numerical goals outlined under GT12. The Company was successful, however, in building a structure and foundation that is capable of achieving its vision of becoming a Green Innovation Company. Moving forward, Panasonic will endeavor to get the most out of its new organization and to achieve a V-shaped recovery.

In fiscal 2013, the Company will work diligently to achieve targeted sales of ¥8,100 billion. From a profit perspective, Panasonic is targeting operating profit of ¥260 billion and net income attributable to Panasonic Corporation of ¥50 billion in fiscal 2013. With this in mind, the Company has put forward the three Group-wide policies of “focusing on profitability,” “strengthening products,” and “taking initiatives to change itself and make changes.” Guided by these Group-wide commonly shared policies, Panasonic will implement the following specific measures.

1)	Focus on Profitability

Losses incurred in TV- and semiconductor-related businesses that continue to pose significant challenges are cancelling out the profits generated by high-earning activities. Given these current circumstances, Panasonic will promote the following initiatives in an effort to reform its operating structure.

•	Restructure Unprofitable Business

In addition to large-scale cutbacks in fixed costs attributable to the positive effects of structural reform, the Company will withdraw from the manufacture of unprofitable models in its TV set business and further rationalize costs. In its panel business, Panasonic aims to shift its focus to non-TV products, which offer greater potential for added-value. Through these means, the Company aims to improve its earnings in the TV business by approximately ¥130 billion.

•	Increase Profitability in Growing Businesses

In energy-related fields including its solar and lithium-ion battery businesses as well as such growth businesses as appliances, Panasonic will pursue increased earnings through higher sales. In specific terms, the Company will expand solar-related systems businesses with HIT brand solar cells, maximize production capacity for in-car lithium-ion batteries while enhancing quality, and accelerating global growth in the appliance business. By making full use of its various strengths in this manner, Panasonic will work to generate earnings.

•	Creating Strong Solution Business

In its devices and systems businesses, Panasonic will work diligently to develop solution business models in an effort to continuously put forward optimal value proposals for its customers including corporate and public organizations. Energies will be channeled toward creating businesses that while limited in scale boast robust earnings capacity.

•	Establish Comprehensive Business Models

Panasonic will assemble competitive individual products, combine and link them into a system and provide repair and maintenance service. With this process as the essence of its comprehensive solutions, the Company will create new earnings models that move away from the concept of single items that are discontinued after sale and replaced by the next single item. Currently, Panasonic is promoting a project to create 100 business models in the comprehensive solutions business. In fiscal 2013, the Company will endeavor to generate sales of ¥170 billion or more through this project while pushing forward with the creation of additional models.

•	Strengthen the Business Structure

The Group as a whole will adhere strictly to a policy of cost reduction while rebuilding its profit structure. Among a host of measures, Panasonic will cut costs through the optimization of global procurement activities, reap the positive effects of structural reform, and reduce fixed costs through Group-wide emergency management initiatives.

2)	Strengthen Products

In the consumer field, Panasonic will combine efforts to develop products that are deeply rooted in the local community with the Company’s advanced core technologies. At the same time, in the industrial devices field, energies will be channeled toward actively involving both engineering and marketing in the product planning process at customers. Through these means, Panasonic will be better placed to enhance the competitiveness of its products. In addition, the Company will hone its strengths in linking products and offering a variety of product lines to aggressively boost individual product competitiveness.

3)	Take Initiatives to Change Itself and Make Changes

In order to harvest the maximum benefits of business reorganization, each and every employee will take ownership of their own improvement and development. Particular weight will be placed on ensuring that local companies that stand at the forefront of each overseas region will take the initiative and fulfill their roles and missions. This includes those projects currently in progress in India and Brazil as well as efforts to create new businesses rooted in the regions. Success in these activities will allow Panasonic to fully harness its global growth potential. In addition, Panasonic is reforming and simplifying head office functions as well as rebuilding Group-wide management systems with the aim of putting in place a small head office that focuses on strategy and investment.

The Panasonic Group recognizes that by working in unison to realize a V-shaped recovery it will fulfill the expectations of society. The Company sincerely expresses its appreciation to all shareholders for their continued support.

(7) Financial Summary

Consolidated business results and financial condition

Fiscal Period	FY2009	FY2010	FY2011	FY2012
Net sales (billions of yen)	7,765.5	7,418.0	8,692.7	7,846.2
Income (loss) before income taxes (billions of yen)	(382.6)	(29.3)	178.8	(812.8)
Net income (loss) attributable to Panasonic Corporation (billions of yen)	(379.0)	(103.5)	74.0	(772.2)
Net income (loss) attributable to Panasonic Corporation common shareholders, basic per common share (yen)	(182.25)	(49.97)	35.75	(333.96)
Total assets (billions of yen)	6,403.3	8,358.1	7,822.9	6,601.1
Panasonic Corporation shareholders’ equity (billions of yen)	2,784.0	2,792.5	2,559.0	1,929.8
Panasonic Corporation shareholders’ equity per share (yen)	1,344.50	1,348.63	1,236.05	834.79

(Notes)	1.	Panasonic Corporation’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S.GAAP).

		The Company’s shareholders’ equity and shareholders’ equity per share are shown in conformity with U.S. GAAP.

	2.	Amounts less than one-tenth of a billion yen are rounded to the nearest whole one-tenth of a billion yen.

	3.	Total assets increased by ¥2,046.1 billion in fiscal 2010 in accordance with SANYO Electric Co., Ltd. and its subsidiaries becoming consolidated subsidiaries of the Company.

•

In fiscal 2009, sales decreased, due mainly to a rapid downturn in global demand and a sharp appreciation of the yen. Regarding earnings, Panasonic pushed forward with cost reduction efforts including materials costs and fixed costs, but still recorded a loss before income taxes and net loss attributable to Panasonic Corporation due mainly to the sharp sales declines, rising prices for crude oil and other raw materials, and ever-intensified global price competition, in addition to business restructuring expenses and a write-down of holding investment securities.

•

In fiscal 2010, sales declined due mainly to the simultaneous downturn across global economies. Regarding earnings, the Company incurred a loss before income taxes and net loss attributable to Panasonic Corporation, despite efforts to strengthen the Company’s management structure, which included the streamlining of materials costs and reduction of fixed costs. This was mainly the result of a decline in sales and business restructuring expenses including expenses associated with the implementation of early retirement programs.

•

In fiscal 2011, sales increased due mainly to the addition of SANYO Electric Co., Ltd. sales as well as sales of its consolidated subsidiaries. Regarding earnings, in addition to ever-intensified price competition, the strong yen, and sharp increase in raw material prices, results were impacted by such factors as the drop in production and sales attributable to the Great East Japan Earthquake. This was more than offset, however, by the increase in sales and thoroughgoing efforts to reduce operating expenses in general with a particular focus on materials costs. As a result, income before income taxes and net income attributable to Panasonic Corporation improved substantially.

•	Details of operations for fiscal 2012 (the latest fiscal period) are as described in the preceding pages under “(1) Progress and Results during the Period.”

Parent-alone business results and financial condition

Fiscal Period	FY2009	FY2010	FY2011	FY2012
Net sales (billions of yen)	4,249.2	3,926.6	4,143.0	3,872.4
Recurring profit (billions of yen)	117.1	46.7	146.4	55.7
Net income (loss) (billions of yen)	(56.3)	(124.9)	(49.9)	(527.0)
Net income (loss) per share (yen)	(27.11)	(60.34)	(24.08)	(227.93)
Total assets (billions of yen)	4,442.3	4,565.3	5,065.4	5,573.0
Net assets (billions of yen)	2,133.5	2,038.3	1,943.3	1,644.2
Net assets per share (yen)	1,030.38	984.40	938.66	711.27

(Note) Amounts less than one-tenth of a billion yen are rounded to the nearest one-tenth of a billion yen.

•

In fiscal 2009, Panasonic recorded a substantial decrease in sales due to softer worldwide consumption. Regarding earnings, recurring profit decreased due to the lower sales, escalating price competition and other factors, even though dividend income increased. Net income was also down, as the result of extraordinary losses such as losses on the valuation of securities in affiliated companies and higher deferred income taxes.

•

In fiscal 2010, Panasonic recorded lower sales, mainly in the Components and Devices segment. Regarding earnings, Panasonic recorded higher operating profit due to reductions in fixed costs and other factors, despite the drop in net sales. However, the Company posted lower recurring profit because of a drop in dividend income and other factors. Furthermore, the Company posted a net loss due to the booking of non-recurring losses such as a loss on devaluation of stock in affiliates.

•

In fiscal 2011, Panasonic recorded an increase in sales as domestic and export activity was firm. Regarding earnings, recurring profit climbed substantially due mainly to profit growth thanks to higher sales as well as the decrease in non-operating expenses. While Panasonic recorded a net loss due to the booking of such non-recurring losses as the loss on devaluation of stock in affiliates, results were significantly improved compared with fiscal 2010.

•

In fiscal 2012, Panasonic recorded a decrease in sales. This downturn reflected such factors as the absence of the rush in demand during fiscal 2011 as the eco-point subsidy program drew to a close. Regarding earnings, results benefitted from successful efforts to reduce fixed costs. This was more than offset by the drop in sales which led to a decline in recurring profit. Panasonic recorded a net loss due to the booking of impairment and other non-recurring losses including provisions for affiliated company net capital deficiency.

(8) Principal Business

The Company’s main products and services by segment are as follows:

(as of March 31, 2012)

Segment	Main products and services

AVC Networks	LCD and Plasma TVs, digital cameras, Blu-ray Disc and DVD recorders, PCs, optical disc drives, home audio equipment, aircraft in-flight entertainment systems, etc.

Appliances	Air conditioners, washing machines and clothes dryers, refrigerators, compressors, electric hot water supply equipment, sanitary equipment, microwave ovens, dish washer/dryers, rice cookers, vacuum cleaners, showcases, electric motors, personal-care products, etc.

Systems & Communications	Mobile phones, communication network equipment, security network equipment, business systems equipment, social infrastructure systems equipment, etc.

Eco Solutions	Lighting fixtures and electric lamps (including LED lighting), wiring devices, interior furnishing materials, modular kitchen systems, water-related products, ventilation and air-conditioning equipment, air purifiers, etc.

Automotive Systems	Car-use-multimedia-related equipment (car AVC equipment, car navigation systems, etc.), eco-car-related equipment, electrical components, etc.

Industrial Devices	Electronic components (capacitors, circuit boards, circuit components, electromechanical components, custom components, automation controls), semiconductors, optical devices, electronic materials, etc.

Energy	Solar photovoltaic systems, lithium-ion batteries (consumer and in-car use), dry batteries, etc.

Other	Healthcare equipment and services, electronic-components-mounting machines, industrial robots, welding equipment, detached housing, rental apartment housing, land and buildings for sale, home remodeling, imported materials and components, bicycles, etc.

(Note)	The Other segment consists of the Healthcare Company, the Manufacturing Solutions Company, PanaHome Corporation and others.

(9) Major Business Sites of the Panasonic Group

1) Major business sites of the Company	(as of March 31, 2012)

Name	Location in Japan
Corporate head office	Kadoma

Corporate branch office
Corporate Division for Government & Public Affairs	Tokyo

Research and development divisions
Tokyo R&D Center	Yokohama
Advanced Technology Research Laboratories	Kyoto
Digital & Network Technology Development Center	Kadoma
Device Module Development Center	Moriguchi
Energy Conversion System Development Center	Moriguchi
Corporate Manufacturing Innovation Division	Kadoma

Sales divisions
Global Consumer Marketing Sector	Osaka

Production divisions
AVC Networks Company	Kadoma
Appliances Company	Kusatsu
Systems & Communications Company	Tokyo
Eco Solutions Company	Kadoma
Automotive Systems Company	Yokohama
Industrial Devices Company	Kadoma
Energy Company	Moriguchi
Healthcare Company	Tokyo
Manufacturing Solutions Company	Toyonaka

(Notes)	1.	Each location is a main office, headquarters or division.

	2.	On April 1, 2012, the Digital & Network Technology Development Center was renamed the Smart Solutions Development Center.

2) Principal domestic subsidiaries	(as of March 31, 2012)

Name	Capital stock (millions of yen)	% of voting interests	Principal businesses	Locations in Japan
SANYO Electric Co., Ltd.	322,242	100.0	Manufacture and sale of solar photovoltaic systems, rechargeable batteries, electronic components and commercial-use freezers and refrigerators, etc.	Moriguchi

Panasonic Liquid Crystal Display Co., Ltd.	50,225	92.0	Manufacture and sale of LCD panels	Himeji

Panasonic Plasma Display Co., Ltd.	35,600	75.0	Manufacture and sale of plasma TVs and TV modules	Ibaraki

Panasonic System Networks Co., Ltd.	29,845	100.0	Manufacture and sale of surveillance and security cameras, settlement and verification terminals, IP-related equipment, etc.	Fukuoka

PanaHome Corporation	28,375	54.5	Construction and sale of custom-built houses and sale of land and buildings, with real estate, asset utilization, and home remodeling businesses	Toyonaka

Panasonic Electronic Devices Co., Ltd.	23,012	100.0	Manufacture and sale of electric and electronic equipment, electronic components, electronic materials, electronic machinery and instruments	Kadoma

Panasonic Mobile Communications Co., Ltd.	22,856	100.0	Manufacture and sale of mobile communications and network-related equipment	Yokohama

Panasonic Factory Solutions Co., Ltd.	15,000	100.0	Manufacture and sale of production systems, including circuit manufacturing and parts mounting equipment and systems	Kadoma

Panasonic Ecology Systems Co., Ltd.	12,092	100.0	Manufacture and sale of ventilation and air- conditioning equipment and air purifiers	Kasugai

Panasonic Healthcare Co., Ltd.	7,907	100.0	Manufacture and sale of healthcare equipment	Tohon

(Notes)	1.	On April 1, 2011, Panasonic conducted a share exchange making the Company a wholly-owning parent company and Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. wholly-owned subsidiary companies. As a result, both PEW and SANYO became wholly-owned subsidiaries of Panasonic. Moreover, Panasonic absorbed PEW on January 1, 2012.

	2.	On April 1, 2012, Panasonic Electronic Devices Co., Ltd. was absorbed and merged into Panasonic.

3) Principal overseas subsidiaries	(as of March 31, 2012)
(all currency amounts: millions)

Name	Capital stock		% of voting interests	Principal businesses	Locations
Panasonic Corporation of North America	US$	537.0	100.0	Manufacture and sale of various electric and electronic products, with regional headquarters functions	U.S.

Panasonic Avionics Corporation	US$	22.0	100.0*	Manufacture, sale and service of airplane AV systems	U.S.

Panasonic do Brasil Limitada	BRL$	455.9	100.0	Manufacture and sale of various electric and electronic products	Brazil

Panasonic Europe Ltd.	Stg£	199.9	100.0	Regional headquarters and R&D functions	U.K.

Panasonic AVC Networks Czech s.r.o.	Czk	2,700.0	100.0*	Manufacture and sale of plasma and LCD TVs, etc.	Czech Republic

Panasonic Asia Pacific Pte. Ltd.	Singapore$	1,857.9	100.0*	Sale of various electric and electronic products, with regional headquarters functions	Singapore

Panasonic India Pvt. Ltd.	INR	7,738.0	100.0*	Manufacture and sale of various electric and electronic products	India

Panasonic Taiwan Co., Ltd.	NT$	3,422.2	69.8	Manufacture and sale of various electric and electronic products	Taiwan

Panasonic Corporation of China	RMB	8,127.3	100.0	Sale of various electric and electronic products, with regional headquarters functions	China

Panasonic Appliances Air- Conditioning (Guangzhou) Co., Ltd.	RMB	282.2	67.8*	Manufacture and sale of air conditioner-related products	China

(Notes)	1.	Percentages with an asterisk (*) include indirect voting interests.

	2.	On January 1, 2012, Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd. was renamed Panasonic Appliances Air-Conditioning (Guangzhou) Co., Ltd.

(10) Employees

(as of March 31, 2012)

Segment	Number of employees
AVC Networks	38,684
Appliances	45,113
Systems & Communications	26,473
Eco Solutions	45,812
Automotive Systems	11,470
Industrial Devices	89,231
Energy	24,544
Other	46,857
Corporate	2,583

Total	330,767

(Notes)	1.	The number of employees refers solely to full-time employees of the Company on a consolidated basis.

	2.	The number of employees has decreased by 36,170 persons from the end of the preceding fiscal period.

	3.	Of the total above, the number of employees at the parent company was as follows:

Number of employees	Average age	Average tenure (years)
51,611	44.0	22.1

(11) Sale of Businesses, etc.

The primary transactions with respect to the Panasonic Group during the period under review were as follows:

1.	On April 1, 2011, Panasonic conducted a share exchange making the Company a wholly-owning parent company and
Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. wholly-owned subsidiary companies. As a result, both
PEW and SANYO became wholly-owned subsidiaries of Panasonic. Moreover, Panasonic absorbed PEW on January 1,
2012.

2.	On April 1, 2012, Panasonic absorbed and merged consolidated subsidiaries Panasonic Electronic Devices Co., Ltd. and Panasonic Electronic Devices Japan Co., Ltd.

(12) Other

Panasonic was ordered to pay a fine by the European Commission in December 2011 for violating antitrust legislation with respect to its refrigerator compressor business. The Company takes this matter with the utmost seriousness and will continue to adhere strictly to a policy of compliance including observing antitrust legislation.

2. Stock Information (as of March 31, 2012)

(1) Number of shares authorized to be issued:	4,950,000,000

(2) Number of shares issued:	2,453,053,497

(3) Number of shareholders:	557,102

(4) Major shareholders (Top 10):

Name	Share ownership (in thousands of shares)	% of total issued shares
The Master Trust Bank of Japan, Ltd. (trust account)	133,064	5.75
Japan Trustee Services Bank, Ltd. (trust account)	127,720	5.52
Nippon Life Insurance Company	76,728	3.31
Sumitomo Mitsui Banking Corporation	66,817	2.89
Moxley and Co. LLC	57,930	2.50
Panasonic Corporation Employee Shareholding Association	49,871	2.15
SSBT OD05 OMNIBUS ACCOUNT-TREATY CLIENTS	46,982	2.03
SUMITOMO LIFE INSURANCE COMPANY	37,408	1.61
State Street Bank and Trust Company	33,939	1.46
Japan Trustee Services Bank, Ltd. (trust account 9)	30,206	1.30

(Notes)	1.	Holdings of less than 1,000 shares have been omitted.

	2.	Percentage of total issued shares is calculated excluding the Company’s own shares (141,351,296).

	3.	The English names of Japanese shareholders above are based on the General Shareholders Notification notified by Japan Securities Depository Center, Inc.

(5) Other important matters concerning shares

In accordance with the share exchange conducted on April 1, 2011 making Panasonic a wholly-owning parent company and both Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. wholly-owned subsidiary companies, 241,961,655 shares from treasury stock were allotted and delivered to the shareholders of both companies.

3. Panasonic Directors, Corporate Auditors, etc.

(1)	Directors, Corporate Auditors, etc.

(Titles and responsibilities are all as of March 31, 2012)

Title	Name	Major responsibility
Chairman of the Board	Kunio Nakamura

Vice Chairman of the Board	Masayuki Matsushita

President	Fumio Ohtsubo

Executive Vice Presidents	Toshihiro Sakamoto	In charge of Global Consumer Marketing Sector

	Takahiro Mori	In charge of Planning

	Yasuo Katsura	Representative in Tokyo

Senior Managing Directors	Ken Morita*	In charge of Manufacturing Innovation, Facility Management, Quality Administration, FF Customer Support & Management, and Environmental Affairs

	Ikusaburo Kashima*	In charge of Legal Affairs and Intellectual Property, Corporate Risk Management and Corporate Information Security and Corporate Business Ethics, and Corporate International Affairs

	Yoshihiko Yamada*	In charge of Industrial Devices Business

	Kazuhiro Tsuga*	President, AVC Networks Company

	Yoshiiku Miyata*	Director, Global Consumer Marketing Sector; In charge of Design

Managing Directors	Kazunori Takami*	President, Appliances Company

	Makoto Uenoyama*	In charge of Accounting and Finance

	Masatoshi Harada*	Representative in Kansai

	Takashi Toyama*	President, Systems & Communications Company, and Panasonic System Networks Co., Ltd.

	Yoshiyuki Miyabe*	In charge of Technology

	Yoshiaki Nakagawa*	In charge of Human Resources and General Affairs

Directors	Ikuo Uno

Masayuki Oku

Honorary Chairman of the Board and Executive Advisor, Member of the Board	Masaharu Matsushita

Senior Corporate Auditors	Masahiro Seyama

Yoshihiro Furuta

Corporate Auditors	Yasuo Yoshino

Ikuo Hata

Hiroyuki Takahashi

(Notes)	1.	Those with the title of Senior Managing Director or above are Representative Directors.

	2.	Ikuo Uno and Masayuki Oku are outside directors in accordance with Article 2, Paragraph 15 of the Company Law. Notifications have been filed regarding the status of these directors as independent directors to the stock exchanges of Japan on which the Company’s shares are publicly listed.

	3.	Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi are outside corporate auditors in accordance with Article 2, Paragraph 16 of the Company Law. Notifications have been filed regarding the status of these corporate auditors as independent corporate auditors to the stock exchanges of Japan on which the Company’s shares are publicly listed.

	4.	Senior Corporate Auditor Yoshihiro Furuta has a thorough knowledge of finance and accounting including experience serving as General Manager of Matsushita Electric Works, Co., Ltd.’s Accounting Department.

	5.	Asterisks (*) denote members of the Board of Directors who concurrently serve as Executive Officers, pursuant to the cross-sectional Executive Officer System.

	6.	Changes in Directors and Corporate Auditors during fiscal 2012:

(1) Appointments:

• On April 1, 2011, Yoshihiko Yamada assumed the office of Senior Managing Director, while Takashi Toyama assumed the office of Managing Director.

•     At the 104th Ordinary General Meeting of Shareholders held on June 24, 2011, Kazuhiro Tsuga, Yoshiiku Miyata, Yoshiyuki Miyabe and Yoshiaki Nakagawa were newly elected as Directors, while Yoshihiro Furuta was newly elected as a Corporate Auditor.

•     At a Board of Directors’ meeting held on the same day, Kazuhiro Tsuga and Yoshiiku Miyata were elected as Representative Senior Managing Directors, while Yoshiyuki Miyabe and Yoshiaki Nakagawa were newly elected as Managing Directors.

(2) Retirements

•     At the conclusion of the 104th Ordinary General Meeting of Shareholders held on June 24, 2011, Hitoshi Otsuki, Junji Nomura and Masashi Makino retired as Directors, while Kenichi Hamada retired as a Corporate Auditor upon expiration of their terms.

	7.	Changes in positions and responsibilities during fiscal 2012 were as follows.

(1)    On January 1, 2012, the responsibilities of Director Toshihiro Sakamoto changed from overseeing Domestic Consumer Marketing Sector, Domestic Customer Satisfaction, and Design to overseeing Global Consumer Marketing Sector.

(2)    On January 1, 2012, the responsibilities of Director Takahiro Mori changed from overseeing Planning, the Corporate Division for Promoting Systems & Equipment Business, and Electrical Supplies Sales, Project Sales and Building Products Sales to overseeing Planning.

(3) On January 1, 2012, the responsibilities of Director Yoshihiko Yamada changed from overseeing Industrial Sales to overseeing Industrial Devices Business.

(4) On January 1, 2012, the responsibilities of Director Yoshiiku Miyata changed from overseeing Overseas Operations to Director, Global Consumer Marketing Sector and overseeing Design.

8. Major responsibility or title of Directors as representatives of other corporations or organizations

Title	Name	Name of Corporation or Organization	Details
Directors	Masayuki Matsushita	PHP Institute Inc. The Konosuke Matsushita Memorial Foundation Matsushita Real Estate Co., Ltd. New Otani Co., Ltd. Hotel Okura Co., Ltd.	Chairman President President Outside Director Outside Director
	Yasuo Katsura	BS-TBS, INC. Tokyo FM Broadcasting Co., Ltd.	Outside Director Outside Director
	Kazuhiro Tsuga	Panasonic Katano Co., Ltd. Panasonic Kibi Co., Ltd.	President President

	Takashi Toyama	BS NIPPON CORPORATION	Outside Director

	Yoshiyuki Miyabe	WOWOW INC.	Outside Director
	Yoshiaki Nakagawa	Panasonic Corporate Pension Fund Panasonic Health Insurance Organization	President President

	Masaharu Matsushita	THE ROYAL HOTEL LIMITED	Outside Director

Details of other responsibilities and duties held by outside directors and outside corporate auditors can be found in (3) Outside Directors and Corporate Auditors.

9. Directors, Corporate Auditors, and Executive Officers

    (1) Directors and Corporate Auditors

(Titles and responsibilities are all as of April 1, 2012)

Title	Name	Major responsibility
Chairman of the Board	Kunio Nakamura

Vice Chairman of the Board	Masayuki Matsushita

President	Fumio Ohtsubo

Executive Vice Presidents	Toshihiro Sakamoto	In charge of Global Consumer Marketing Sector

	Takahiro Mori	In charge of Planning

	Yasuo Katsura	Representative in Tokyo

Senior Managing Directors	Ken Morita*

	Ikusaburo Kashima*	In charge of Legal Affairs and Intellectual Property, Corporate Risk Management and Corporate Information Security and Corporate Business Ethics, and Corporate International Affairs

	Yoshihiko Yamada*	In charge of Industrial Devices Business

Kazuhiro Tsuga*

	Yoshiiku Miyata*	Director, Global Consumer Marketing Sector; In charge of Design

	Kazunori Takami*	President, Appliances Company

Managing Directors	Makoto Uenoyama*	In charge of Accounting and Finance

	Masatoshi Harada*	Representative in Kansai

	Takashi Toyama*	President, Systems & Communications Company, and Panasonic System Networks Co., Ltd.

	Yoshiyuki Miyabe*	In charge of Technology

	Yoshiaki Nakagawa*	In charge of Human Resources and General Affairs, and Facility Management

Directors	Ikuo Uno

Masayuki Oku

Honorary Chairman of the Board and Executive Advisor, Member of the Board	Masaharu Matsushita

Senior Corporate Auditors	Masahiro Seyama

Yoshihiro Furuta

Corporate Auditors	Yasuo Yoshino

Ikuo Hata

Hiroyuki Takahashi

(Note)	Those with the title of Senior Managing Director or above are Representative Directors. In addition, directors whose names are marked with an asterisk concurrently hold the position of executive officer under Panasonic’s Group-Wide Executive Officer system.

(2)	Executive Officers

(Titles and responsibilities are all as of April 1, 2012)

Title	Name	Major responsibility
Senior Managing Executive Officers	Shusaku Nagae	In charge of Solution Business; President, Eco Solutions Company
	Seiichiro Sano	In charge of Special Task

	Takumi Kajisha	In charge of Corporate Communications, and Advertising

Managing Executive Officers	Yutaka Takehana	Director, Corporate Division for Government & Public Affairs

	Toshiaki Kobayashi	President, Industrial Devices Company

	Yoshihisa Fukushima	In charge of Intellectual Property

	Hideaki Kawai	General Manager, Corporate Planning Group

	Laurent Abadie	Regional Head for Europe & CIS; Chairman & CEO, Panasonic Europe Ltd.; Managing Director, Panasonic Marketing Europe GmbH

	Yorihisa Shiokawa	Regional Head for Asia, the Middle East & Africa; Managing Director, Panasonic Asia Pacific Pte. Ltd.

	Jun Ishii	In charge of Sales Company and Channel Strategy, for Japan, Global Consumer Marketing Sector; President, Panasonic Consumer Marketing Co., Ltd.

	Mamoru Yoshida	President, AVC Networks Company

	Tsuyoshi Nomura	In charge of Manufacturing Innovation, Advanced Production Systems Development Company, Quality Administration, FF Customer Support & Management, Environmental Affairs, Procurement, and Logistics

Executive Officers	Joseph Taylor	Regional Head for North America; Chairman & CEO, Panasonic Corporation of North America

	Toshiro Kisaka	In charge of Groupwide Cost Busters Project; Director, Corporate Procurement Division, and Corporate Global Logistics Division

	Masato Tomita	Vice President, Eco Solutions Company; In charge of Overseas Operations, Eco Solutions Company

	Takeshi Uenoyama	In charge of Device Technology

	Shiro Nishiguchi	Director, AVC Marketing Division, Global Consumer Marketing Sector

	Yoshiro Takemoto	President, Manufacturing Solutions Company, and Panasonic Factory Solutions Co., Ltd.

	Kenji Yamane	President, Healthcare Company, and Panasonic Healthcare Co., Ltd.

	Yoshio Ito	Senior Vice President, AVC Networks Company; Director, Display Devices Business Group, AVC Networks Company

	Hidetoshi Osawa	Regional Head for China & Northeast Asia; Chairman, Panasonic Corporation of China

	Yukio Nakashima	Director, Appliances Marketing Division, Global Consumer Marketing Sector

	Kuniaki Matsukage	Vice President, Eco Solutions Company; Director, Lighting Business Group, Eco Solutions Company

	Masato Ito	President, Energy Company, and SANYO Electric Co., Ltd.

	Yasutomo Fukui	In charge of Information Systems

	Katsuhiko Fujiwara	Senior Vice President, Appliances Company; Director, Air Conditioning and Cold Chain Business Group, Appliances Company

	Masahisa Shibata	President, Automotive Systems Company

	Toshiyuki Takagi	Senior Vice President, AVC Networks Company; Director, Business Solutions Business Group, AVC Networks Company

	Shiro Kitajima	President, Panasonic Consumer Marketing Company of North America, Panasonic Corporation of North America

	Machiko Miyai	Director, Corporate Environmental Affairs Division, and Corporate Electricity Saving Division

	Masahiro Ido	Vice President, Eco Solutions Company; In charge of Planning, Eco Solutions Company; Director, Customer Communication Center, Eco Solutions Company

	Satoshi Takeyasu	Vice President, Eco Solutions Company; Director, Comprehensive Solutions Division, Eco Solutions Company

	Takeo Endo	Managing Director, Panasonic Consumer Marketing China, Panasonic Corporation of China

(2)	Remuneration for Directors and Corporate Auditors

1.	Remuneration Policy

The maximum total amounts of remuneration for Directors and Corporate Auditors of Panasonic are determined by a resolution at a general meeting of shareholders. The remuneration amount for each Director is determined by Panasonic’s Representative Directors who are delegated to make such determination by the Board of Directors, and the amount of remuneration for each Corporate Auditor is determined upon discussions amongst the Corporate Auditors.

The amounts of the remuneration and bonuses of Directors will be linked to individual performance based on CCM*, sales and CO2 emissions (an environmental management indicator). By implementing this performance evaluation criteria based on shareholder interests, Panasonic intends to promote continuous growth and enhance profitability on a long-term basis for the Panasonic Group as a whole.

*	CCM is an indicator created by Panasonic to evaluate return on capital.

2.	Amounts of Remuneration for Directors and Corporate Auditors

Classification	Number of Persons	Amounts (millions of yen)	Details
Directors	23	1,109	The maximum total amount of remuneration for Directors is ¥1,500 million. (This amount was determined at the 100th Ordinary General Meeting of Shareholders held on June 27, 2007.)
Corporate Auditors	6	111	The maximum total amount of remuneration for Corporate Auditors is ¥140 million. (This amount was determined at the 100th Ordinary General Meeting of Shareholders held on June 27, 2007.)

Total	29	1,220

(Notes)	1.	Three Directors and one Corporate Auditor who retired at the conclusion of the 104th Ordinary General Meeting of Shareholders held on June 24, 2011 are included in the above figures for Number of Persons and Amounts. There were no retirement benefits payable to the aforementioned directors and corporate auditor due to the ratification by shareholders of a resolution abolishing the Company’s retirement benefit system at the 99th Ordinary General Meeting of Shareholders held on June 28, 2006.

	2.	The total amount of remuneration paid to two Outside Directors and three Outside Corporate Auditors was ¥70 million. This amount has been included in the above total remuneration amount.

	3.	Amounts less than one million yen have been rounded to the nearest million yen.

(3)	Outside Directors and Corporate Auditors

1. Major responsibility or status as representatives of other corporations or organizations

(as of March 31, 2012)

Position	Name	Name of Corporation or Organization	Details
Outside Directors	Ikuo Uno

Nippon Life Insurance Company

Hotel Okura Co., Ltd.

FUJI KYUKO CO.,LTD.

Odakyu Electric Railway Co., Ltd.

Sumitomo Mitsui Banking Corporation

Sumitomo Mitsui Financial Group, Inc.

Tohoku Electric Power Co., Inc.

West Japan Railway Company

Advisor Outside Director Outside Director Outside Corporate Auditor Outside Corporate Auditor Outside Corporate Auditor Outside Corporate Auditor Outside Corporate Auditor

	Masayuki Oku	Sumitomo Mitsui Financial Group, Inc. Nankai Electric Railway Co., Ltd.	Chairman Outside Corporate Auditor

Outside Corporate Auditors	Ikuo Hata	Oh-Ebashi LPC & Partners	Councel

	Hiroyuki Takahashi	Shinsei Bank, Limited Kyowa Hakko Kirin Co., Ltd.	Outside Director Outside Corporate Auditor

(Notes)	1.	Nippon Life Insurance Company and Sumitomo Mitsui Banking Corporation are major shareholders of Panasonic, but do not have any other noteworthy relationships with the Company.

	2.	There are no noteworthy relationships between the Company and other corporations and organizations apart from Nippon Life Insurance Company and Sumitomo Mitsui Banking Corporation.

2. Major activities during fiscal 2012

Position	Name	Activities
Outside Directors	Ikuo Uno	Attended 9 out of the 12 regular meetings of the Board of Directors and made appropriate remarks in hearings of bills.

	Masayuki Oku	Attended 10 out of the 12 regular meetings of the Board of Directors and made appropriate remarks in hearings of bills.

Outside Corporate Auditors	Yasuo Yoshino

Attended all of the 12 regular meetings of the Board of Directors and made appropriate remarks in hearings of bills.

Attended all of the 13 Board of Corporate Auditors meetings and made appropriate remarks grounded on his outside experience and expertise.

Ikuo Hata

Attended all of the 12 regular meetings of the Board of Directors and made appropriate remarks in hearings of bills.

Attended all of the 13 Board of Corporate Auditors meetings and made appropriate remarks grounded on his outside experience and expertise.

Hiroyuki Takahashi

Attended all of the 12 regular meetings of the Board of Directors and made appropriate remarks in hearings of bills.

Attended all of the 13 Board of Corporate Auditors meetings and made appropriate remarks grounded on his outside experience and expertise.

In December 2011, the European Commission notified the Company that it had decided to impose a fine on the Company for certain conduct against the competition law in connection with the Company’s refrigeration compressor business. While the Company’s Outside Directors (Masayuki Oku became an outside director after the subject conduct) and Outside Corporate Auditors had not recognized the alleged antitrust violation until it was found, they continuously fulfilled their duties throughout the Company’s systems, including the Board of Directors, monitoring for compliance and appropriateness of the Company’s business operations. After the issue was found, they confirmed the contents and details of the Company’s activities for preventing a recurrence.

3. Outline of contracts for limitation of liability

The Company has entered into liability limitation agreements with all Outside Directors and Outside Corporate Auditors, respectively, which limit the amount of their liabilities under Paragraph 1 of Article 423 of the Company Law to the least amount permitted by Paragraph 1 of Article 425 of the Company Law in case they perform their duties in good faith and without significant negligence.

4. Accounting Auditors

(1)	Name of Accounting Auditors

KPMG AZSA LLC

(2)	Remuneration, etc. Paid to Accounting Auditors for the Fiscal Year under Review

Classification	Details	Amounts (millions of yen)
(1)	Amount of remuneration	581
(2)	Total amount of cash and other property benefits to be paid by the Company and its subsidiaries	1,747

(Notes)	1.	The audit contract between the Company and its accounting auditors does not distinguish between remuneration for audits based on the Company Law of Japan and remuneration for audits based on the Financial Instruments and Exchange Act. For this reason, the figure for the amounts of (1) in the above table includes the aggregate sum of these amounts.

	2.	Compensation was paid to accounting auditors for the confirmation of reports prepared on a voluntary basis, which constitutes services that are not covered by Article 2, Paragraph 1 of the Certified Public Accountant Law of Japan.

	3.	The financial statements and supplementary data of PanaHome Corporation and overseas and other subsidiaries are audited by accounting auditors other than KPMG AZSA LLC.

(3) Policy Regarding Decision to Dismiss or not Reappoint the Accounting Auditor

In the event that dismissal of the accounting auditor is valid pursuant to any of the provisions of Article 340, Paragraph 1 of the Company Law of Japan, the Board of Corporate Auditors may dismiss the accounting auditor with the approval of all Corporate Auditors.

In addition, in the event that appropriate audit by the accounting auditor is not expected for any reason, the Directors of the Company, with the approval of the Board of Corporate Auditors or at the request of the Board of Corporate Auditors, may submit a proposal to the General Meeting of Shareholders to dismiss or not reappoint the accounting auditor.

5. Systems and Policies of the Company

(1)	Systems for Ensuring the Properness of the Company’s Operations

The Company’s Board of Directors made the following resolution concerning the Company’s basic policy regarding the development of internal control systems. It was decided at the Board of Directors’ meeting held on July 28, 2011 that this basic policy should be retained.

1)	System for ensuring legitimacy of the execution of duties by Directors

The Company shall ensure legitimacy of the execution of duties by Directors by developing effective corporate governance and monitoring systems, as well as increasing Directors’ awareness about compliance.

2)	System for retention and management of information on the execution of duties by Directors

The Company shall retain and manage information on the execution of duties by Directors in accordance with laws and regulations and the internal rules of the Company.

3)	Rules and other systems for risk management

The Company shall establish rules for risk management, collect and assess information on risks in an integrated and comprehensive fashion, identify material risks, take countermeasures in accordance with the importance of each risk, and seek continuous improvements through monitoring the progress of such countermeasures.

4)	System for ensuring efficiency of the execution of duties by Directors

The Company shall ensure efficiency of the execution of duties by Directors by clarifying business goals through business plans and other measures, and examining the status of achievement of such goals, while seeking to expedite decision-making.

5)	System for ensuring legitimacy of the performance of duties by employees

The Company shall seek to increase awareness of compliance of employees by clarifying the Company’s compliance policy. The Company shall also ensure legitimacy of the performance of duties by employees by developing effective monitoring systems.

6)	Matters concerning employees who assist Corporate Auditors in auditing, and matters concerning independence of such employees from Directors

The Company shall establish an organization independent from Directors and assign staff for Corporate Auditors in order to enhance the effectiveness of audits by Corporate Auditors and facilitate the effective performance of audits.

7)	System for reporting to Corporate Auditors

The Company shall ensure opportunities and a system in order for Directors and employees, etc. to report to Corporate

Auditors.

8)	System for ensuring efficient audits by Corporate Auditors

The Company shall develop a system in order to make audits effective in accordance with the annual audit plan established by Corporate Auditors.

9)	System for ensuring the properness of operations of Panasonic’s Group companies

The Company shall ensure that Group companies follow the management policy and management philosophy of the Company and the basic policy in 1) through 8) above in order to ensure proper businesses for the Panasonic Group as a whole, while at the same time respecting the Group companies’ autonomous management.

Status of implementation

1)	System for ensuring legitimacy of the execution of duties by Directors

The Company has internal regulations such as the Panasonic Code of Conduct, which provides specific guidelines for the implementation of management philosophy, the Code of Ethics for Directors and Executive Officers, and other internal rules. In addition, the Company delegates responsibility relating to execution of business to Executive Officers, pursuant to resolutions of the Board of Directors. Meanwhile, the Company realigned the role and structure of the Board of Directors in order to enable directors to concentrate on decision-making with respect to corporate strategies and supervising business domains. Under this management system, the responsibility of Directors is clarified. Moreover, audits are conducted by Corporate Auditors and the Board of Corporate Auditors. With respect to internal companies, steps have been taken to establish management committees and appoint non-statutory full-time senior auditors that equate to the Board of Directors and Corporate Auditors, respectively, at the Company.

2)	System for retention and management of information on the execution of duties by Directors

The minutes of meetings of the Board of Directors are prepared for each meeting of the Board of Directors and retained permanently by the section in charge of administration for the Board of Directors. Records of approval by the President are also retained permanently by the department in charge.

3)	Rules and other systems for risk management

Based on Basic Risk Management Regulations, the Company identifies material risks by collecting and assessing information on risks in an integrated and comprehensive fashion through the Global and Group (G&G) Risk Management Committee and takes countermeasures in accordance with the importance of each risk.

4)	System for ensuring efficiency of the execution of duties by Directors

The Company expedites decision-making through the Group Management Committee, Rules of Approval for Decision- making in Important Matters, clear separation of roles between Directors and Executive Officers, the delegation of authority to each business domain company, and the implementation of an IT system that ensures the rapid and accurate collection and transmission of important management information. Also, the Company establishes the mid- term management plan and the business plan as well as other measures, and plans and implements these measures by confirming and examining the status of achievement at the time of monthly fiscal closing.

5)	System for ensuring legitimacy of the performance of duties by employees

The Company seeks to detect fraudulent acts at an early stage through operational audits and internal control audits, operating a whistle-blower hotline and other measures, as well as establishing internal rules such as the Panasonic Code of Conduct and various activities including the corporate compliance committee.

6)	Matters concerning employees who assist Corporate Auditors in auditing and matters concerning independence of such employees from Directors

The Company established the Corporate Auditor’s Office to which the full-time staff for Corporate Auditors belong, under the direct control of the Board of Corporate Auditors, which is separate from any operating function of the Company’s business.

7)	System for reporting to Corporate Auditors

Directors and employees, etc. report on business operations and issues to Corporate Auditors at regular meetings held by Corporate Auditors and at other important meetings by requesting Corporate Auditors to attend, as necessary. The Company also establishes a system by which employees directly report to the Board of Corporate Auditors about irregularities or concerns in regards to accounting or auditing.

8)	System for ensuring effectiveness of audits by Corporate Auditors

The Company has non-statutory full-time Auditor(s) at each internal company to assist in Corporate Auditors’ audits. The Company also establishes and operates the Panasonic Group Auditors Meeting chaired by the Company’s Senior Corporate Auditor in order to enhance collaboration among the Corporate Auditors, the non-statutory full-time senior auditor(s) at each business domain, and the corporate auditors of Group companies. Moreover, each department has been cooperating to enhance the effectiveness of audits by Corporate Auditors through each department’s collaboration in visiting audits of business offices inside and outside Japan by Corporate Auditors and through the internal auditing group’s reports to Corporate Auditors at appropriate times.

9)	System for ensuring the properness of operations of Panasonic’s Group companies

The Panasonic Code of Conduct and Rules of Approval for Decision-making in Important Matters apply to Group companies. Also, the Company exercises the rights of shareholders of Group companies and dispatches directors and corporate auditors to Group companies. The Company establishes function-related regulations across the Group. Moreover, the internal auditing group periodically conducts operational audits and internal control audits of Group companies. Business goals are shared through the announcement of management policies and information is transmitted in an appropriate manner by internal notices. For publicly listed subsidiaries, the Company conducts those measures described above while taking into consideration their status as publicly listed companies.

        Furthermore, the framework described above ensures that operations are proper, enabling the Panasonic Group to establish the internal controls necessary for financial reporting based on the Sarbanes-Oxley Act and Financial Instruments and Exchange Act.

(Note) “Group companies” means subsidiaries as stipulated in the Company Law of Japan.

(2) Policy on Control of Panasonic Corporation

1.	Basic Policy

Since the Company’s establishment in 1918, Panasonic has operated its businesses under its basic management philosophy, which sets forth that the mission as a business enterprise is to contribute to the progress and development of society and the well-being of people through its business activities, thereby offering better quality of life throughout the world. To become a global excellent company that contributes to the resolution of global environment issues, Panasonic will work to sustainably grow its corporate value to satisfy its shareholders, investors, customers, business partners, employees and all other stakeholders.

Panasonic has a basic policy that shareholders should make final decisions in the event of a Large-scale Purchase of the Company’s shares, regarding whether or not the Large-scale Purchase should be accepted. However, there is a possibility that such Large-scale Purchaser may not provide shareholders to make appropriate decisions. There is also concern that any Large-scale Purchase may damage corporate value and shareholder interest. In this event, the Company may take countermeasures in order to protect the interests of all shareholders.

2.	Measures to Realize Basic Policy

1) Specific Measures to Realize Basic Policy

In engaging in activities that help enrich people’s lives, Panasonic aims to become a company that is capable of taking the lead in solving global environment issues, the world’s common challenge. Leading up to its 100th anniversary in 2018, Panasonic has set a vision of becoming the No. 1 Green Innovation Company in the Electronics Industry. In this context, Panasonic has positioned its three-year midterm management plan, Green Transformation 2012 (GT12), as a first step along this path. Under the guidance of this plan, the Company will closely integrate its environment contribution with business growth as highlighted by the two central themes of the plan: “Paradigm shift for growth” and “Laying a foundation to be a green innovation company.” From a paradigm shift to growth perspective, Panasonic is working diligently to shift its activities from (1) existing businesses to new businesses—such as energy; (2) Japan- oriented to globally-oriented, and (3) individual product-oriented to solutions & systems business-oriented. The Company will adopt bold and unconventional measures over the three years of the plan in its efforts to become a group filled with strong growth potential. In completing the conversion of Panasonic Electric Works Co., Ltd. (PEW) and SANYO Electric Co., Ltd. (SANYO) to wholly-owned subsidiaries in April 2011, and putting in place a new structure through Group-wide business reorganization, Panasonic will accelerate these initiatives under the plan.

2) Measures Based on the Basic Policy to Prevent Control by Inappropriate Parties

On April 28, 2005, the Board of Directors resolved to adopt a policy related to a Large-scale Purchase of the Company’s shares called the Enhancement of Shareholder Value (ESV) Plan. The ESV Plan has been approved at every Board of Directors meeting held in April since then. On April 28, 2011, the Board of Directors resolved to continue the ESV Plan. The Board of Directors’ meeting to be held in May 2012 is scheduled to decide on whether to continue the ESV Plan again.

With respect to a Large-scale Purchaser who intends to acquire 20% or more of all voting rights of the Company, this policy requires that (i) a Large-scale Purchaser provide sufficient information, such as its outline, purposes and conditions, the basis for determination of the purchase price and funds for purchase, and management policies and business plans which the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase, to the Board of Directors before a Large-scale Purchase is to be conducted and (ii) after all required information is provided, the Board of Directors should be allowed a sufficient period of time (a sixty-day period or a ninety-day period) for consideration. The Board of Directors intends to assess and examine any proposed Large-scale Purchase after the information on such purchase is provided, and subsequently to disclose the opinion of the Board of Directors and any other information needed to assist shareholders in making their decisions. The Board of Directors may negotiate with the Large-scale Purchaser regarding purchase conditions or suggest alternative plans to shareholders, if it is deemed necessary.

If a Large-scale Purchaser does not comply with the rules laid out in the ESV Plan, the Company’s Board of Directors may take countermeasures against the Large-scale Purchaser to protect the interests of all shareholders. Countermeasures include the implementation of share splits, issuance of stock acquisition rights (including allotment of share options without contribution) or any other measures that the Board of Directors is permitted to take under the Company Law of Japan, other laws and the Company’s Articles of Incorporation. If a Large-scale Purchaser complies with the Large-scale Purchase rules, the Board of Directors does not intend to prevent the Large-scale Purchase at its own discretion, unless it is clear that such Large-scale Purchase will cause irreparable damage or loss to the Company.

The Board of Directors will make decisions relating to countermeasures by referring to advice from outside professionals, such as lawyers and financial advisers, and fully respect the opinions of Outside Directors and statutory corporate auditors.

When invoking the aforementioned countermeasures, if the Company’s Board of Directors decides that it is appropriate to confirm the will of shareholders from the perspective of the interest of all shareholders, a general meeting of shareholders will be held. If the Company’s Board of Directors decides to hold a general meeting of shareholders, it will give notice to that effect as well as the reasons for such a meeting at that time.

The Board of Directors will adopt specific countermeasures which it deems appropriate at that time. If the Board of Directors elects to make a stock split for shareholders as of a certain record date, the maximum ratio of the stock split shall be five-for-one. If the Board of Directors elects to issue stock acquisition rights to shareholders, the Company will issue one stock acquisition right for every share held by shareholders on a specified record date. One share shall be issued on the exercise of each stock acquisition right. If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights, as well as the conditions that allow the Company to acquire share options by swapping Company stock with a party other than the Large-scale Purchaser, in consideration of the effectiveness thereof as a countermeasure, such as the condition that shareholders do not belong to a specific group of shareholders including a Large-scale Purchaser.

The Company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rules. The Company does not anticipate that taking such countermeasures will cause shareholders, other than the Large-scale Purchaser, economic damage or loss of any rights. However, in the event that the Board of Directors determines to take a specific countermeasure, the Board of Directors will disclose such countermeasure in a timely and appropriate manner, pursuant to relevant laws and financial instrument exchange regulations.

The term of office for all Directors is one year, and Directors are elected at the Ordinary General Meeting of Shareholders held in June every year. The Company’s Board of Directors intends to review the Large-scale Purchase Rules, as necessary, for reasons including amendments to applicable legislation. Any such review would be conducted in the interests of all shareholders.

3) Evaluation of Measures by the Board of Directors and Rationale for Evaluation

Panasonic’s mid-term management plan was formulated as a specific measure to increase the Company’s corporate value in a sustained manner. The ESV Plan was formulated from the perspective of protecting shareholder value, and is aimed at ensuring shareholders receive sufficient information to make decisions on share purchase proposals by allowing those responsible for the management of the Company, the Board of Directors, to provide their evaluation of any proposed Large-scale Purchase, and providing the opportunity for alternative proposals to be submitted.

Consequently, these measures, in accordance with 1. Basic Policy, are intended to protect the interests of all the Company’s shareholders.

The Company’s Board of Directors resolved to continue the Enhancement of Shareholder Value (ESV) Plan at a meeting held on May 11, 2012.

Please refer to the Company’s homepage (URL http://panasonic.co.jp/corp/news/official.data/data.dir/ en120511-5/en120511-5.pdf) for details.

(3) Policy on Appropriation of Retained Earnings for Dividend Payments, etc.

Since its foundation, Panasonic has managed its businesses under the concept that returning profits to shareholders is one of its most important policies. In accordance with this basic stance, the Company has implemented a proactive and comprehensive profit return to shareholders. From the perspective of return on the capital investment made by shareholders, Panasonic, in principle, distributes profits to shareholders based on its business performance and is aiming for stable and continuous growth in dividends, targeting a dividend payout ratio of between 30% and 40% with respect to consolidated net income attributable to Panasonic Corporation. Regarding share buybacks, the Company is fundamentally repurchasing its own shares as it considers appropriate, taking comprehensively into consideration strategic investments and the Company’s financial condition, with the aim of increasing shareholder value per share and return on capital.

In fiscal 2012, Panasonic incurred substantial business restructuring expenses as well as expenses relating to the effects of the Great East Japan Earthquake and the flooding in Thailand. As a result, the Company reported a record net loss attributable to Panasonic Corporation for the period. Taking into account the Company’s emphasis on delivering stable dividends, however, Panasonic paid an interim dividend of ¥5 per share on November 30, 2011 and plans to pay a year-end dividend of ¥5 per share, making an annual cash dividend of ¥10 per share. In fiscal 2012, the Company did not repurchase its own shares, except for acquiring fractions of a trading unit and other minor transactions. Although, Panasonic expects severe business conditions to continue, the Company will strive to improve its performance as soon as possible and distribute earnings to shareholders.

Consolidated Financial Statements of the Company

The consolidated balance sheet, statement of income, and statement of equity of the Company are as follows. Please note the Company’s consolidated financial statements are prepared in conformity with U.S. Generally Accepted Accounting Principles.

Consolidated Balance Sheet

March 31, 2012 (millions of yen)
Assets
Current assets	2,906,040

Cash and cash equivalents	574,411
Time deposits	36,575
Short-term investments	483
Trade notes receivable	73,044
Trade accounts receivable	963,202
Allowance for doubtful receivables	(26,604)
Inventories	830,266
Other current assets	454,663

Investments and advances	451,879

Property, plant and equipment	1,734,283

Land	374,855
Buildings	1,679,665
Machinery and equipment	2,248,137
Construction in progress	90,786
Accumulated depreciation	(2,659,160)

Other assets	1,508,853

Total assets	6,601,055

March 31, 2012 (millions of yen)
Liabilities and Equity

Current liabilities	2,879,504

Short-term debt, including current portion of long-term debt	633,847
Trade notes payable	53,243
Trade accounts payable	797,770
Accrued income taxes	32,553
Other accrued expenses	954,337
Other current liabilities	407,754

Noncurrent liabilities	1,743,985

Long-term debt	941,768
Other liabilities	802,217

Total liabilities	4,623,489

Panasonic Corporation shareholders’ equity	1,929,786

Common stock	258,740
Capital surplus	1,117,530
Legal reserve	94,512
Retained earnings	1,441,177
Accumulated other comprehensive income (loss)	(735,155)
Treasury stock, at cost	(247,018)

Noncontrolling interests	47,780

Total equity	1,977,566

Total liabilities and equity	6,601,055

(Note)	Accumulated other comprehensive income (loss) breakdown:

	Cumulative translation adjustments	¥(482,168) million
	Unrealized holding gains (losses) of available-for-sale securities	¥13,283 million
	Unrealized gains (losses) of derivative instruments	¥(3,728) million
	Pension liability adjustments	¥(262,542) million

Consolidated Statement of Operations

from April 1, 2011 to March 31, 2012

(millions of yen)
Net sales	7,846,216
Cost of sales	(5,864,515)
Selling, general and administrative expenses	(1,937,976)
Interest income	13,388
Dividends received	6,129
Interest expense	(28,404)
Expenses associated with the implementation of early retirement programs	(100,994)
Other income (deductions), net	(746,688)

Loss before income taxes	812,844
Provision for income taxes:
Current	69,206
Deferred	(59,439)
Equity in earnings of associated companies	6,467

Net loss	816,144
Less net loss attributable to noncontrolling interests	(43,972)

Net loss attributable to Panasonic Corporation	772,172

(Notes)	1.	“Expenses associated with implementation of early retirement programs” are expenses at certain domestic and overseas Group companies.

	2.	Included in “Other income (deductions), net” are business restructuring expenses excluding “Expenses associated with implementation of early retirement programs” totaling ¥666,118 million (mainly consisting of impairment losses on goodwill and fixed assets).

Consolidated Statement of Equity

	from April 1, 2011 to March 31, 2012 (millions of yen)
	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Panasonic Corporation shareholders’ equity	Non- controlling interests	Total equity
Balances at beginning of period	258,740	1,100,181	94,198	2,401,909	(625,300)	(670,736)	2,558,992	387,343	2,946,335

Gain (loss) from sale of treasury stock		(1,752)		(166,334)			(168,086)		(168,086)
Transfer from retained earnings			314	(314)			—		—
Cash dividends				(21,912)			(21,912)	(11,642)	(33,554)
Increase (decrease) mainly in capital transactions		19,101			(838)		18,263	(283,711)	(265,448)
Disclosure of comprehensive income (loss)
Net income (loss)				(772,172)			(772,172)	(43,972)	(816,144)
Translation adjustments					(20,946)		(20,946)	1,059	(19,887)
Unrealized holding gains (losses) of available-for- sale securities					(3,325)		(3,325)	(151)	(3,476)
Unrealized gains (losses) of derivative instruments					(6,018)		(6,018)		(6,018)
Pension liability adjustments					(78,728)		(78,728)	(1,146)	(79,874)

Total comprehensive income (loss)							(881,189)	(44,210)	(925,399)
Repurchase of common stock, net						423,718	423,718		423,718

Balances at end of period	258,740	1,117,530	94,512	1,441,177	(735,155)	(247,018)	1,929,786	47,780	1,977,566

Notes to Consolidated Financial Statements

Notes on the Basis of Presentation of Consolidated Financial Statements

1.	Matters Relating to the Scope of Consolidation

The Company’s consolidated financial statements include the accounts of the Company and its subsidiaries. In accordance with the provisions of FASB Accounting Standards Codification (ASC) 810, “Consolidation,” variable interest entities, of which the Company has controlling financial interests through means other than voting rights, are consolidated.

Investments in associated companies including the companies in which the Company’s voting interest is 20% to 50%, and corporate joint ventures, are stated at their underlying net equity value after elimination of intercompany profits.

2.	Matters Relating to the Scope of Consolidation and Application of the Equity Method

(1)	Number of consolidated subsidiaries

578

(2)	Number of associated companies under the equity method

103

3.	Summary of Significant Accounting Policies

(1)	Basis of presentation of consolidated financial statements

The Company’s consolidated financial statements are prepared in accordance with the terminology, format and preparation method of U.S. Generally Accepted Accounting Principles (U.S. GAAP) as stipulated in Paragraph 1, Article 120.2 of the Company Calculation Rules. Certain of the information and notes required by U.S. GAAP as specified in said Article, however, have been excluded.

(2)	Inventories

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out or average basis, but not in excess of current replacement cost.

(3)	Valuation method of securities

The Company accounts for debt and equity securities in accordance with the provisions of ASC 320, “Investments— Debt and Equity Securities.” The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale in accordance with the provisions of ASC 320.

Investments in available-for-sale securities

Market valuation method based on the fiscal year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of the securities, is included in accumulated other comprehensive income. The cost of the securities sold is computed based on the moving average method.)

(4)	Method of depreciation of tangible fixed assets

Depreciation is computed primarily using the straight-line method.

(5)	Goodwill and other intangible assets

In accordance with the provisions of ASC 350, “Intangibles—Goodwill and Other,” goodwill and intangible assets determined to have an indefinite useful life are not amortized, and are instead tested for impairment at least annually. Intangible assets where the useful life can be estimated are amortized using the straight-line method.

(6)	Impairment of long-lived assets

The Company accounts for impairment or disposition of long-lived assets in accordance with the provisions of ASC 360, “Property, Plant and Equipment.” In accordance with the provisions of ASC 360, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(7)	Accounting for allowance and accruals

Allowance for doubtful receivables

An allowance for doubtful trade receivables and advances is provided at an amount calculated based on historical experience, while specific allowances for doubtful trade receivables and advances are provided for the estimated amounts considered to be uncollectible after reviewing individual collectibility.

Provision for employee retirement and severance benefits

Liabilities incurred for the provision of employee retirement and severance benefits are stated based on projected benefit obligation and the fair value of pension fund assets at the fiscal year-end in accordance with the provisions of ASC 715, “Compensation—Retirement Benefits.” Prior service cost (benefit) is amortized on a straight-line basis over the average remaining service period of employees. If the actuarial gains or losses exceed the greater of 10% of projected benefit obligation or 10% of the fair value of pension fund assets, the excess amount is amortized on a straight-line basis based on the average remaining service period of employees.

(8)	Consumption tax and local consumption tax in Japan are excluded from all items in the statement of operations.

Notes to the Consolidated Balance Sheet

1.	Guarantees provided to third parties on bank loans, recourse obligation for trade receivables sold and guarantees for specific value of leased assets		¥36,885 million

2.	Assets pledged as collateral and liabilities with collateral

	(1)	Assets pledged as collateral
		Investments and advances	¥34,680 million

	(2)	Liabilities with collateral
		Trade accounts payable	¥2,048 million
		Other accrued expenses	¥3,509 million
		Long-term debt	¥1,732 million

Notes Concerning Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

•	Cash and cash equivalents, Time deposits, Trade accounts receivable, Short-term debt, Trade accounts payable and Other accrued expenses

The carrying amount (on the consolidated balance sheet) approximates fair value because of the short maturity of these instruments.

•	Short-term investments

The fair value of short-term investments is calculated based on quoted market prices and equivalent to the carrying amount (on the consolidated balance sheet).

•	Investments and advances

The fair value of investments and advances is calculated based on quoted market prices or the present value of future cash flows using appropriate current discount rates at the end of the fiscal year.

•	Long-term debt

The fair value of long-term debt is calculated based on quoted market prices or the present value of future cash flows using appropriate current discount rates at the end of the fiscal year.

•	Derivative financial instruments

The fair value of derivative financial instruments, all of which are used for hedging purposes, is calculated based on unadjusted market prices or quotes obtained from brokers, which are periodically validated by pricing models using observable inactive market inputs.

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, as of March 31, 2012 were as follows.

	(millions of yen)
	Carrying amount*[1]	Fair value*[1]	Difference
Investments and advances	310,529	310,526	(3)
Long-term debt, including current portion of long-term debt	(1,157,393)	(1,175,868)	(18,475)
Derivative financial instruments*[2]	(3,231)	(3,231)	—

*1 Financial instruments recorded under liabilities are marked with parentheses.

*2 The net amount of receivables and payables is shown for derivative financial instruments.

(Note)	Fair value estimates are made at the end of the fiscal year, based on relevant market information and information about the financial instruments. These estimates involve uncertainties and matters of significant judgments. Changes in assumptions could significantly affect the estimates.

Notes to per Share Data

Panasonic Corporation shareholders’ equity per share	¥834.79
Basic net loss attributable to Panasonic Corporation common shareholders per share	¥333.96

Diluted net loss attributable to Panasonic Corporation common shareholders per share has been omitted because the Company did not have potential common shares that were outstanding for the period.

Other Note

The law concerning corporate tax rates applicable to taxable income for the following fiscal year and after was promulgated in the fiscal year under review. An amount of ¥25,536 million (loss) which impacts deferred tax assets and deferred tax liabilities as of the date the law was promulgated, is included in, “Provision for income taxes—deferred” for the fiscal year under review in accordance with this change in corporate tax rates.

Parent-Alone Financial Statements of the Company

Balance Sheet

March 31, 2012 (millions of yen)
Assets
Current assets	2,223,064

Cash and deposits	20,850
Trade notes receivable	12,162
Trade accounts receivable	424,096
Securities	483
Finished goods, merchandise and semi-finished goods	118,003
Work in process	60,029
Raw materials and supplies	45,442
Other receivables	103,711
Deposits paid	124
Short-term loans	1,320,785
Deferred tax assets	110,352
Other current assets	8,996
Allowance for doubtful receivables	(1,969)

Fixed assets	3,349,914

Net tangible fixed assets	573,480
Buildings	245,416
Structures	6,833
Machinery and equipment	86,852
Vehicles	118
Tools, furniture and fixtures	23,422
Land	176,339
Leased assets	9,639
Construction in progress	24,861

Intangibles	45,003
Patent and trademark rights	11,326
Software	31,003
Facility utility and other rights	2,674

Investments and advances	2,731,431
Investment securities	228,960
Shares in subsidiaries and affiliates	1,903,400
Investments in equity, other than capital stock	419
Investments in subsidiaries and affiliates	471,243
Allowance for investment loss	(69,664)
Long-term deposits paid	7,248
Prepaid pension cost	76,107
Deferred tax assets	101,144
Other investments and other assets	12,574

Total assets	5,572,978

March 31, 2012 (millions of yen)
Liabilities

Current liabilities	3,004,681

Trade notes payable	644
Trade accounts payable	378,344
Lease obligations	3,942
Other payables	20,289
Accrued expenses	1,100,710
Reserve for bonuses	46,733
Accrued income taxes	953
Advance receipts	1,674
Deposits received	871,427
Short-term borrowings	74,620
Short-term bonds	290,000
Bonds redeemable within one year	150,000
Reserve for warranty costs	26,147
Reserve for sales promotion	26,766
Other current liabilities	12,432

Long-term liabilities	924,058

Bonds	781,260
Lease obligations	6,110
Employee retirement and severance benefits	26,073
Long-term deposits received	110,615

Total liabilities	3,928,739

Net Assets

Shareholders’ Equity	1,638,080

Capital	258,740
Capital surplus	568,212

Capital reserve	568,212
Retained earnings	1,058,405

Legal reserve	52,749
Other retained earnings	1,005,656

Reserve for advanced depreciation	25,703
Reserve for special depreciation	10
Contingent reserve	968,680
Retained earnings brought forward	11,263
Treasury stock	(247,277)

Difference of valuation, translation and other adjustments	6,159

Unrealized holding gains (losses) of available-for-sale securities, etc	7,681
Deferred profit (loss) on hedges	(1,522)

Total net assets	1,644,239

Total liabilities and net assets	5,572,978

Statement of Operations

from April 1, 2011 to March 31, 2012

(millions of yen)
Net sales	3,872,416
Cost of sales	(3,088,337)

Gross profit	784,079
Selling, general and administrative expenses	(755,848)
Interest and dividends income	68,008
Other income	36,966
Interest expense	(13,665)
Other expense	(63,810)

Recurring profit	55,730

Non-recurring profit
Profit on sale of investment securities	11,627
Non-recurring loss
Loss on sale of investment securities	(19,737)
Impairment losses	(74,559)
Loss on business restructuring	(46,047)
Loss on merger costs	(60,361)
Loss on reserve for retained deficits of affiliated companies	(394,974)

Loss before income taxes	528,321

Provision for income taxes
Current	(10,216)
Deferred	11,533

Net loss	527,004

Statement of Changes in Shareholders’ Equity

from April 1, 2011 to March 31, 2012

(millions of yen)

	Shareholders’ equity
		Capital surplus			Retained earnings
						Other retained earnings
	Capital stock	Capital reserve	Other capital surplus	Total of capital surplus	Legal reserve	Reserve for advanced depreciation	Reserve for special depreciation	Contingent reserve	Unappropriated retained earnings	Total of retained earnings
Balances at beginning of period	258,740	568,212	1,752	569,964	52,749	18,464	—	1,618,680	84,395	1,774,288

Changes in the period
Provision of reserve for advanced depreciation						7,280			(7,280)	—
Reversal of reserve for advanced depreciation						(41)			41	—
Provision of reserve for special depreciation							17		(17)	—
Reversal of reserve for special depreciation							(7)		7	—
Reversal of contingent reserve								(650,000)	650,000	—
Dividends from retained earnings									(21,912)	(21,912)
Net loss									(527,004)	(527,004)
Repurchase of common stock
Sale of treasury stock			(1,752)	(1,752)					(166,967)	(166,967)
Net changes of items other than shareholders’ equity

Total changes in the period	—	—	(1,752)	(1,752)	—	7,239	10	(650,000)	(73,132)	(715,883)

Balances at end of period	258,740	568,212	—	568,212	52,749	25,703	10	968,680	11,263	1,058,405

	Shareholders’ equity		Difference of valuation, translation and other adjustments			Total net assets
	Treasury stock	Total of shareholders’ equity	Unrealized holding gains (losses) of available-for-sale securities, etc.	Deferred profit (loss) on hedges	Total of difference of valuation, translation and other adjustments
Balances at beginning of period	(671,629)	1,931,363	3,798	8,148	11,946	1,943,309

Changes in the period
Provision of reserve for advanced depreciation		—				—
Reversal of reserve for advanced depreciation		—				—
Provision of reserve for special depreciation		—				—
Reversal of reserve for special depreciation		—				—
Reversal of contingent reserve		—				—
Dividends from retained earnings		(21,912)				(21,912)
Net loss		(527,004)				(527,004)
Repurchase of common stock	(436)	(436)				(436)
Sale of treasury stock	424,788	256,069				256,069
Net changes of items other than shareholders’ equity			3,883	(9,670)	(5,787)	(5,787)

Total changes in the period	424,352	(293,283)	3,883	(9,670)	(5,787)	(299,070)

Balances at end of period	(247,277)	1,638,080	7,681	(1,522)	6,159	1,644,239

Notes on the Basis of Presentation of Parent-Alone Financial Statements

Summary of Significant Accounting Policies

1.	Standards and methods for valuation of assets

(1)	Securities

Investments in subsidiaries and affiliates

Valuation at cost, with cost determined by the moving average method

Other securities

Items with a market value: market valuation method based on year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders’ equity. The cost of other securities sold is computed based on the moving average method.)

Items with no market value: valuation at cost, with cost determined by the moving average method

(2)	Derivatives

Fair value method

(3)	Inventories

Valuation at cost (method of lowering carrying amount due to decline in profitability)

Finished goods, semi-finished goods, work in process

Average cost method

Merchandise, raw materials, supplies

Last purchase price method

2.	Method of depreciation and amortization of fixed assets

(1)	Tangible fixed assets (Excluding leased assets)

Straight-line method

(2)	Intangible fixed assets

Straight-line method

(3)	Leased assets

(Finance leases other than those that transfer ownership rights)

Straight-line method over the lease term (useful life) with no residual value.

3.	Accounting for allowances

(1)	Allowance for doubtful receivables

An allowance for doubtful receivables is provided at an amount calculated based on historical experience, while specific allowances for doubtful receivables are provided for the estimated amounts considered to be uncollectible after reviewing individual collectibility.

(2)	Provision of allowance for investment loss

Loss on investments in affiliated companies in Japan and overseas is estimated according to Company regulations and taking into consideration the financial condition of those companies.

(3)	Allowance for bonuses

An allowance for bonuses is provided at an amount calculated based on estimated bonus payments.

(4)	Allowance for product warranties, etc.

An allowance for accrued warranty costs related to product after-sales services is provided at an amount calculated for estimated service costs during the period of the warranty based on historical experience.

(5)	Allowance for sales promotion costs

Based on the Company’s various sales promotion initiatives, estimates of costs related to sales commissions, product sales and other required expenses incurred for product promotion are recorded in accordance with prescribed Company standards.

(6)	Accrual for employee retirement and severance benefits

Liabilities incurred for the provision of employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the year-end. The transition obligation recognized at the adoption of new accounting standards is being amortized on a straight-line basis over 15 years. In addition, the Company took over a net retirement and severance benefit obligation at transition totaling ¥2,504 million as a result of the merger with Panasonic Electric Works Co., Ltd.

4.	Other significant items related to the preparation of financial statements

(1)	Basis of hedge accounting

The Company applies deferral hedge accounting as defined in the accounting standards for financial instruments to its foreign exchange contracts and commodity futures trading.

(2)	Consumption tax and local consumption tax are excluded from all items in the statement of income.

Note on Changes to Presentation Methods

Effective from the fiscal year under review, the “Prepaid pension cost” previously included in the “Other investments and other assets” accounting line item of “Investments and advances” totaling ¥29,547 million in the previous fiscal year has been separately presented under “Prepaid pension cost” due to its increased materiality. For the fiscal year under review, the “Prepaid pension cost” was ¥76,107 million.

Notes on the Balance Sheet

1.	Assets pledged as collateral and significant liabilities with collateral

(1) Assets pledged as collateral

	Investment securities	¥ 32,130 million

Pledged as collateral when using the Deferred Payment System based on the Customs Act and Consumption Tax Law

(2) Significant liabilities with collateral

	Trade accounts payable	¥ 2,048 million
	Accrued expenses	¥ 3,509 million

2.	Accumulated depreciation of tangible fixed assets	¥ 1,560,355 million

3.	Subsequent event

	Recourse obligation for trade receivables sold	¥ 7,791 million
	Letters of awareness and other*	US$968,000 thousand (¥79,560 million	)

* Agreement with the overseas subsidiary for the purpose of providing credit support in the procurement of funds by the subsidiary.

4.	Receivables from and liabilities to subsidiaries and affiliates

	Short-term receivables from subsidiaries and affiliates	¥ 1,657,966 million
	Long-term receivables from subsidiaries and affiliates	¥ 11,084 million
	Short-term payables to subsidiaries and affiliates	¥ 1,081,223 million
	Long-term payables to subsidiaries and affiliates	¥ 110,110 million

Notes on the Statement of Operations

1.	Transactions with subsidiaries and affiliates

	Sales to subsidiaries and affiliates	¥ 2,892,784 million
	Purchases from subsidiaries and affiliates	¥ 1,759,546 million
	Turnover with subsidiaries other than sales and purchases	¥ 111,326 million

2.	Details regarding impairment losses

The Company incurred impairment losses mainly due to a reduction in the net book value of semiconductor manufacturing facilities to their recoverable value in line with the deterioration in profitability in the semiconductor business in Japan.

3.	Details regarding loss on business restructuring

The Company incurred a loss on business restructuring mainly due to the lump-sum payment of employment structural reform expenses in Japan.

4.	Details regarding loss on merger costs

The Company incurred a loss on merger costs mainly due to extinguishment of tie in connection with Panasonic Electric Works Co., Ltd.

5.	Loss on reserve for retained deficits of affiliated companies

The Company incurred a loss on the retained deficits of TV business-related affiliated companies in Japan.

Notes on the Statement of Changes in Shareholders’ Equity

1.	Type and number of shares issued as of the fiscal year-end

	Common stock	2,453,053,497

2.	Type and number of shares of treasury stock as of the fiscal year-end

	Common stock	141,351,296

3.	Items related to dividends

(1) Dividend payments

Resolution	Type of share	Total dividend amount (millions of yen)	Dividend per share (yen)	Record date	Effective date
April 28, 2011 Board of Directors’ Meeting	Common stock	10,351	5.0	March 31, 2011	May 31, 2011
October 31, 2011 Board of Directors’ Meeting	Common stock	11,561	5.0	September 30, 2011	November 30, 2011

Total	—	21,912	10.0	—	—

(2) Dividends for record dates during the year under review with effective dates in the following fiscal year
Resolution	Type of share	Total dividend amount (millions of yen)	Dividend per share (yen)	Record date	Effective date
May 11, 2012 Board of Directors’ Meeting	Common stock	11,559	5.0	March 31, 2012	June 8, 2012

Notes to Tax-Effect Accounting

1.	Breakdown of significant reasons for the recording of deferred tax assets and deferred tax liabilities:

Deferred tax assets
Inventory valuation	¥21,361 million
Accrued expenses	¥34,030 million
Depreciation and amortization	¥58,075 million
Allowance for investment loss	¥24,661 million
Loss on devaluation of investment securities	¥9,320 million
Operating loss carryforwards	¥45,878 million
Other	¥588,420 million

Total gross deferred tax assets	¥781,745 million

Less valuation allowance	¥(534,672) million

Net deferred tax assets	¥247,073 million

Deferred tax liabilities
Prepaid pension cost	¥(18,913) million
Reserve for advanced depreciation	¥(14,084) million
Other	¥(2,580) million

Total gross deferred tax liabilities	¥(35,577) million

Net deferred tax assets	¥211,496 million

2.	Revisions to the amounts of deferred tax assets and deferred tax liabilities resulting from a change in corporate and other taxes

Following the promulgation of the Act for Partial Revision of the Income Tax Act, etc. for the Purpose of Creating a Taxation System That Responds to Changes in Economic and Social Conditions and the Act on Special Measures for Securing the Financial Resources Necessary to Implement Measures for Reconstruction following the Great East Japan Earthquake on December 2, 2011, the effective tax rates used for the calculation of deferred tax assets and deferred tax liabilities for the fiscal year under review have been changed from 40.5% in the previous fiscal year to 37.8% for the period of projected recovery or payment between April 1, 2012 and March 31, 2015, and 35.4% for the period after April 1, 2015, respectively.

Due to these changes in tax rates, the amount of net deferred tax assets (the amount after deducting the amount of deferred tax liabilities) as of the end of the fiscal year under review decreased ¥17,215 million. Provision for income taxes—Deferred charged as an expense as of the end of the fiscal year under review increased ¥17,758 million.

Matter Relating to Business Combination

On April 1, 2011, the Company undertook certain exchanges of shares making it a wholly-owning parent company and Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. wholly-owned subsidiaries.

In addition, the Company absorbed and merged with Panasonic Electric Works Co., Ltd. in accordance with the absorption merger agreement executed with Panasonic Electric Works Co., Ltd. on January 1, 2012. The purpose for the absorption merger was as follows.

In order to further strengthen the comprehensive solutions business, a key business of the Panasonic Group, the Company is endeavoring to bolster its basic sales structure and marketing capabilities by consolidating the sales platform within the Company. By integrating the lighting, home appliance, and industrial devices businesses, the Company is also better positioned to engage in uniform and efficient management and to maximize Group synergies.

Details of the business acquired as a result of the absorption merger	Manufacture and sales of lighting fixtures, information equipment, home appliances, building products, electronic materials, automation controls
The amounts of the assets and liabilities of businesses acquired	Assets Liabilities	¥923,371 million ¥309,141 million

The aforementioned merger falls under the scope of a transaction under common control.

Notes to per Share Data

Net assets per share	¥711.27
Net loss per share	¥227.93

Note Concerning Important Subsequent Events

On April 1, 2012, the Company absorbed and merged with Panasonic Electronic Devices Co., Ltd., and Panasonic Electronic Devices Japan Co., Ltd. in accordance with absorption merger agreements executed with both companies.

Notes to Application of Restrictions on Maximum Dividend Payments

The Company is subject to restrictions on maximum dividend payments.

Other

1.	All monetary amounts have been rounded to the nearest million yen.

2.	The Company has applied the Accounting Standard for Accounting Changes and Error Corrections (Accounting Standards Board of Japan (ASBJ) Statement No. 24 issued on December 4, 2009) and the Guidance on Accounting Standard for Accounting Changes and Error Corrections (ASBJ Guidance No. 24 issued on December 4, 2009) to accounting changes and corrections of prior period errors that were made on or after the beginning of the fiscal year under review.

Copy of Report of Accounting Auditors Concerning

Consolidated Financial Statements

English Translation of the Auditors’ Report Originally Issued in the Japanese Language

Independent Auditors’ Report

May 10, 2012
The Board of Directors
Panasonic Corporation
KPMG AZSA LLC
Tetsuzo Hamajima (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Takashi Kondo (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Sungjung Hong (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of equity and the related notes of Panasonic Corporation as at March 31, 2011 and for the year from April 1, 2011 to March 31, 2012 in accordance with Article 444 (4) of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-2 (1) of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-2 (1) of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under accounting principles generally accepted in the United States of America, present fairly, in all material respects, the financial position and the result of operations of Panasonic Corporation and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Copy of Report of Accounting Auditors

English Translation of the Auditors’ Report Originally Issued in the Japanese Language

Independent Auditors’ Report

May 10, 2012
The Board of Directors
Panasonic Corporation
KPMG AZSA LLC
Tetsuzo Hamajima (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Takashi Kondo (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Sungjung Hong (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

We have audited the financial statements, comprising the balance sheet, the statement of operations, the statement of changes in shareholders’ equity and the related notes, and the supplementary schedules of Panasonic Corporation as at March 31, 2011 and for the 105th business year from April 1, 2011 to March 31, 2012 in accordance with Article 436 (2) 1 of the Companies Act.

Management’s Responsibility for the Financial Statements and Others

Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements and the supplementary schedules that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the supplementary schedules. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Panasonic Corporation for the period, for which the financial statements and the supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Emphasis of Matter

As described in the notes concerning important subsequent events included in the notes to financial statements, Panasonic Electronic Devices Co., Ltd. and Panasonic Electronic Devices Japan Co., Ltd. were merged into Panasonic Corporation on April 1, 2012. This matter does not affect the independent auditors’ opinion.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Copy of Report of the Board of Corporate Auditors

Audit Report

The Board of Corporate Auditors, having received a report from each corporate auditor on the method and results of his audit on the performance of duties of directors during the 105th fiscal period from April 1, 2011 to March 31, 2012, and, as a result of discussion, does hereby report the results of audit as follows:

1.	Method and details of audit conducted by corporate auditors and the Board of Corporate Auditors

In addition to formulating audit policy and annual audit plans and receiving reports concerning the status and results of audits conducted by each corporate auditor, the Board of Corporate Auditors received reports from directors and the accounting auditors regarding the performance of their duties and sought explanations when deemed necessary.

Furthermore, each corporate auditor, in accordance with audit standards, policy and plans formulated by the Board of Corporate Auditors, sought to facilitate mutual understanding with directors, the Internal Auditing Department and other employees, gathered information and worked to improve the environment for conducting audits. Accordingly, the corporate auditors conducted the following audit:

(1)	In addition to attending meetings of the Board of Directors and other important meetings, the corporate auditors received reports from directors, the Internal Auditing Department and other employees regarding the performance of their duties, and when deemed necessary, sought explanations, perused important documents including those subject to executive approval, and conducted examinations of conditions of business and assets at the head office and other major business offices.

(2)	With respect to the resolution of the Board of Directors passed in accordance with the requirements of Article 100, Paragraphs 1 and 3 of the Law for Maintenance of Relevant Laws Relating to the Enforcement of the Company Law of Japan that puts in place a system that ensures that the performance of the duties of directors defined in the business report is in accordance with relevant laws and regulations and the Company’s Articles of Incorporation, and that other affairs of the Company are conducted in an appropriate manner, as well as the Company’s internal control system implemented in accordance with said resolution, corporate auditors periodically received reports from directors and employees regarding the status of development and operations including explanations as and when required while also putting forward their opinions.

(3)	The corporate auditors, based on the status of discussion within the Board of Directors and other bodies, conducted examinations of basic policy presented in the Company’s business report stipulated by Article 118, Paragraph 3.a of the Law for Maintenance of Relevant Laws Relating to the Enforcement of the Company Law of Japan, as well as of each measure required by Article 118, Paragraph 3.b of said law.

(4)	With respect to subsidiaries, through meetings and hearings comprising corporate auditors of the Company and its subsidiaries, the corporate auditors sought to facilitate mutual understanding and exchange of information with the directors and corporate auditors of subsidiaries, and when deemed necessary, received reports concerning the business of subsidiaries, visited their head offices and other major business offices, and conducted inquiries.

(5)	The corporate auditors monitored and examined the independence of the accounting auditors and the appropriateness of audits conducted, received reports from the accounting auditors concerning the performance of their duties, and when deemed necessary, sought their opinions.

(6)	The corporate auditors received notice from the accounting auditors that the system to ensure the appropriateness of duties performed by accounting auditors (as stipulated by Article 131 of the Accounting Regulations of Japan) is in accordance with standards prescribed by laws and regulations and standards related to quality management for accounting audits, and when deemed necessary, sought their opinions.

Based on the above methods, the corporate auditors conducted examinations of the Company’s business report related to the fiscal period under review, supporting documents and parent-alone financial statements (balance sheet, statement of operations, statement of changes in shareholders’ equity, and notes on the basis of presentation of parent-alone financial statements), and other supporting documents and consolidated financial statements (consolidated balance sheet, consolidated statement of operations, consolidated statement of equity, and notes on the basis of presentation of consolidated financial statements).

2.	Results of Audit

(1)	Results of audit of the business report, etc.

In the opinion of the Board of Corporate Auditors:

(i)	The contents of the business report and its supporting documents present fairly the position of the Company pursuant to laws and regulations and the Articles of Incorporation.

(ii)	With regard to the performance of duties of directors, no unfair conduct, nor any material breach of laws, regulations or the Company’s Articles of Incorporation has been found.

(iii)	The details of resolutions approved by the Board of Directors concerning the internal control system are proper and fair; in addition, with regard to the details defined in the Company’s business report and performance of duties of directors both with respect to the internal control system, nothing wrong has been found that would necessitate comment.

(iv)	With regard to basic policy related to the individuals responsible for determining financial and business policies presented in the Company’s business report, nothing wrong has been found that would necessitate comment.

(2)	Results of audit of the parent-alone financial statements, supporting documents and consolidated financial statements

The method of audit employed by the accounting auditors KPMG AZSA LLC and the results thereof are proper and fair.

May 11, 2012

Board of Corporate Auditors

Masahiro Seyama (Seal)	Yoshihiro Furuta (Seal)
Senior Corporate Auditor	Senior Corporate Auditor

Yasuo Yoshino (Seal)	Ikuo Hata (Seal)
Corporate Auditor	Corporate Auditor

Hiroyuki Takahashi (Seal)
Corporate Auditor

[Reference Material for Exercise of Voting Rights]

The Bills and Reference Materials:

Bill No. 1: To Elect 16 Directors

The terms of office of all 20 directors currently in office will expire at the conclusion of the 105th Ordinary General Meeting of Shareholders, at which time Kunio Nakamura, Toshihiro Sakamoto, Takahiro Mori, Ken Morita, Makoto Uenoyama, Masatoshi Harada and Masaharu Matsushita will resign as directors.

Moreover, taking into consideration Panasonic’s recent business reorganization, the election of a total of 16 directors is hereby proposed reducing the number of directors by four.

The particulars of the candidates are as follows:

Name and date of birth		Brief personal record, position and responsibilities in the Company and other important concurrently held positions			Ownership of the Company’s shares

1	Masayuki Matsushita	Apr.	1968	Joined the Company;	7,924,100 shares

	October 16, 1945	Feb.	1986	Director of the Company;

		June	1990	Managing Director of the Company;

		June	1992	Senior Managing Director of the Company;

		June	1996	Executive Vice President of the Company;

		June	2000	Vice Chairman of the Board of Directors

		(Chairman, PHP Institute Inc.)

		(President, the Konosuke Matsushita Memorial Foundation)

		(President, Matsushita Real Estate Co., Ltd.)

		(Outside Director, New Otani, Co., Ltd.)

		(Outside Director, Hotel Okura Co., Ltd.)

2	Fumio Ohtsubo	Apr.	1971	Joined the Company;	79,300 shares

	September 5, 1945	June	1998	Director of the Company;

		June	2000	Managing Director of the Company;

		June	2003	Senior Managing Director of the Company;

		June	2006	President of the Company

3	Yasuo Katsura	Apr.	1970	Joined the Company;	41,916 shares

	September 19, 1947	June	2001	President, Matsushita Communication Industrial Co., Ltd. (now Panasonic Mobile Communications Co., Ltd.);

		June	2003	Executive Officer of the Company;

		June	2004	Managing Executive Officer of the Company/Director of the Tokyo Branch;

		June	2007	Managing Director of the Company;

		Apr.	2009	Senior Managing Director of the Company/Representative in Tokyo/in charge of External Affairs Division;

		Apr.	2010	Executive Vice President of the Company

		(Outside Director, BS-TBS, INC.)

		(Outside Director, Tokyo FM Broadcasting Co., Ltd.)

4	Ikusaburo Kashima	July	1971	Joined Ministry of International Trade and Industry;	24,500 shares

	October 8, 1948	July	1999	Director General of Price Bureau of Economic Planning Agency;

		Jan.	2001	Retired from office at Ministry of Economy, Trade and Industry;

		June	2003	Vice Chairman, Information Technology Promotion Agency;

		June	2004	Joined the Company as an Executive Counselor;

		June	2005	Director of the Company/Deputy Chief of Overseas Operations;

		Apr.	2007	Managing Director of the Company/in charge of Legal Affairs, Corporate Risk Management, Corporate Information Security, Corporate Business Ethics, and Corporate International Affairs;

		Apr.	2009	In charge of Intellectual Property;

		Apr.	2010	Senior Managing Director of the Company;

		Apr.	2011	In charge of Corporate Risk Management, Corporate Information Security

Name and date of birth	Brief personal record, position and responsibilities in the Company and other important concurrently held positions			Ownership of the Company’s shares

5 Yoshihiko Yamada	Apr.	1974	Joined the Company;	31,661 shares

May 11, 1951	Apr.	2003	Vice President, Panasonic AVC Networks Company;

	June	2004	Executive Officer of the Company/Director, Corporate Management Division for North America/Chairman, Matsushita Electric Corporation of America (now Panasonic Corporation of North America);

	Apr.	2007	Managing Executive Officer of the Company;

	Apr.	2010	In charge of Industrial Sales;

	June	2010	Managing Director of the Company;

	Apr.	2011	Senior Managing Director of the Company;

	Jan.	2012	In charge of Industrial Devices Business

6 Kazuhiro Tsuga	Apr.	1979	Joined the Company;	31,200 shares

November 14, 1956	June	2001	Director, Multimedia Development Center;

	June	2004	Executive Officer of the Company/in charge of Digital Network & Software Technology/Director, Software Development;

	Apr.	2008	Managing Executive Officer of the Company/President, Panasonic Automotive Systems Company;

	Apr.	2011	Senior Managing Executive Officer of the Company/President, AVC Networks Company;

	June	2011	Senior Managing Director of the Company

	(President, Panasonic Katano Co., Ltd.)

	(President, Panasonic Kibi Co., Ltd.)

7 Yoshiiku Miyata	Apr.	1977	Joined the Company;	19,500 shares

April 24, 1953	Sep.	2000	Manager, Corporate Overseas Planning Office;

	Apr.	2004	Managing Director, Panasonic Marketing Europe GmbH;

	Apr.	2007	Executive Officer of the Company/Director, Corporate Management Division for Europe/Chairman, Panasonic Europe Ltd.;

	Apr.	2009	Managing Executive Officer of the Company/Senior Vice President, AVC Networks Company/Director, Visual Products and Display Devices Business Group/in charge of PDP Business;

	Apr.	2011	Senior Managing Executive Officer of the Company/in charge of Overseas Operations;

	June	2011	Senior Managing Director of the Company;

	Jan.	2012	Director, Global Consumer Marketing Sector/in charge of Design

8 Kazunori Takami	Apr.	1978	Joined the Company;	19,400 shares

June 12, 1954	June	2002	Director, Matsushita Refrigeration Company;

	Apr.	2005	In charge of Corporate Marketing Division for National Brand Home Appliances and Corporate Marketing Division for National Brand Wellness Products/Director, Corporate Marketing Division for National Brand Home Appliances;

	Apr.	2006	Executive Officer of the Company;

	Apr.	2008	Managing Executive Officer of the Company;

	Apr.	2009	President, Home Appliances Company (now Appliances Company)/in charge of Lighting Company;

	June	2009	Managing Director of the Company;

	Apr.	2012	Senior Managing Director of the Company

9 Takashi Toyama	Apr.	1978	Joined the Company;	30,500 shares

September 28, 1955	Apr.	2006	President, Panasonic System Solutions Company/Director, Corporate Construction Business Promotion Division;

	Apr.	2007	Executive Officer of the Company;

	Jan.	2010	President, System Networks Company (now Systems & Communications Company), and Panasonic System Networks Co., Ltd.;

	June	2010	Director of the Company;

	Apr.	2011	Managing Director of the Company

	(Outside Director, BS NIPPON CORPORATION)

Name and date of birth	Brief personal record, position and responsibilities in the Company and other important concurrently held positions			Ownership of the Company’s shares

10 Yoshiyuki Miyabe	Apr.	1983	Joined the Company;	29,900 shares

December 5, 1957	Jan.	2003	Manager, R&D Planning Office;

	Apr.	2008	Executive Officer of the Company/in charge of Digital & Software Technology/Overseas R&D Centers/New Business Strategy Office;

	Apr.	2009	In charge of Panasonic Spin-up Fund/acTVila Business Promotion;

	Apr.	2010	In charge of Tokyo R&D Center;

	Apr.	2011	Managing Executive Officer of the Company/in charge of Technology;

	June	2011	Managing Director of the Company

	(Outside Director, WOWOW INC.)

11 Yoshiaki Nakagawa	Apr.	1976	Joined the Company;	18,957 shares

February 14, 1954	Apr.	2007	General Manager, Corporate Accounting Group;

	Apr.	2009	Executive Officer of the Company/General Manager, Corporate Planning Group;

	Apr.	2011	Managing Executive Officer of the Company/in charge of Human Resources and General Affairs;

	June	2011	Managing Director of the Company;

	Apr.	2012	In charge of Facility Management

	(President, Panasonic Corporate Pension Fund)

	(President, Panasonic Health Insurance Organization)

12 Ikuo Uno	Mar.	1959	Joined Nippon Life Insurance Company;	0 shares

January 4, 1935	July	1986	Director, Nippon Life Insurance Company;

	Apr.	1997	President, Nippon Life Insurance Company;

	Apr.	2005	Chairman, Nippon Life Insurance Company;

	June	2005	Director of the Company;

	Apr.	2011	Director and Executive Advisor to the Board, Nippon Life Insurance Company;

	July	2011	Advisor, Nippon Life Insurance Company

	(Advisor, Nippon Life Insurance Company)

	(Outside Director, Hotel Okura Co., Ltd.)

	(Outside Director, FUJI KYUKO CO., LTD.)

	(Outside Corporate Auditor, Odakyu Electric Railway Co., Ltd.)

	(Outside Corporate Auditor, Sumitomo Mitsui Banking Corporation)

	(Outside Corporate Auditor, Sumitomo Mitsui Financial Group, Inc.)

	(Outside Corporate Auditor, Tohoku Electric Power Co., Inc.)

	(Outside Corporate Auditor, West Japan Railway Company)

13 Masayuki Oku	Apr.	1968	Joined Sumitomo Bank;	1,050 shares

December 2, 1944	June	1994	Director, Sumitomo Bank;

	June	2003	Deputy President, Sumitomo Mitsui Banking Corporation;

	June	2005	President, Sumitomo Mitsui Banking Corporation/Chairman, Board of Directors of Sumitomo Mitsui Financial Group;

	June	2008	Director of the Company

	(Chairman, Board of Directors of Sumitomo Mitsui Financial Group, Inc.)

	(Outside Corporate Auditor, Nankai Electric Railway Co., Ltd.)

14 Shusaku Nagae*	Apr.	1972	Joined Matsushita Electric Works Ltd.;	3,975 shares

January 30, 1950	Dec.	2004	Managing Executive Officer, Matsushita Electric Works Ltd;

	June	2007	Managing Director, Matsushita Electric Works Ltd;

	June	2010	President, Panasonic Electric Works Co., Ltd.;

	Apr.	2011	Senior Managing Executive Officer of the Company/in charge of Lighting Company and Panasonic Ecology Systems Co., Ltd.,/President, Panasonic Electric Works Co., Ltd.;

	Jan.	2012	In charge of Solution Business/President, Eco Solutions Company

Name and date of birth	Brief personal record, position and responsibilities in the Company and other important concurrently held positions			Ownership of the Company’s shares
15 Hideaki Kawai* September 1, 1954	Apr.	1977	Joined the Company;	39,667 shares
	July	2004	General Manager, Corporate Finance & IR Group;
	Apr.	2008	Executive Officer of the Company/General Manager, Corporate Finance and IR Group/in charge of Financial Operations Center
	Apr.	2011	Managing Executive Officer of the Company/General Manager, Corporate Planning Group
16 Mamoru Yoshida* May 21, 1956	Apr.	1979	Joined the Company;	16,200 shares
	Oct.	2007	Director, Network Business Group, Panasonic AVC Networks Company;
	Apr.	2008	Vice President, and Director, Network Business Group, Panasonic AVC Networks Company;
	Apr.	2009	Executive Officer of the Company/Senior Vice President, and Director, Network Business Group, AVC Networks Company;
	Apr.	2012	Managing Executive Officer of the Company/President, AVC Networks Company

(Notes)	1.	No special conflicting interest exists between the Company and any of the above candidates.

	2.	Asterisks (*) denote candidates to be newly elected as director.

	3.	All candidates have stated agreement with the policy related to a Large-scale Purchase of Panasonic shares, called the ESV (Enhancement of Shareholder Value) Plan, which was resolved at the May 11, 2012 Board of Directors meeting.

	4.	Ikuo Uno and Masayuki Oku are candidates for outside directors in accordance with Article 2, Paragraph 3–7 of the Enforcement Regulations of the Company Law. Notifications have been filed regarding the status of these candidates as independent directors to the stock exchanges of Japan on which the Company’s shares are publicly listed.

	5.	Additional information concerning candidates for the post of outside director:

	(1)	Reasons for selections of candidates:

(i)     Panasonic proposes the selection of Ikuo Uno for the post of outside director on account of his extensive managerial experience and deep insight that can be brought to the management of the Company.

(ii)    Panasonic proposes the selection of Masayuki Oku for the post of outside director on account of his extensive managerial experience and deep insight that can be brought to the management of the Company.

(2)

Incidents that occurred during the most recent term of office as outside directors of the Company with respect to violations of laws or regulations or the Articles of Incorporation, or other inappropriate operational actions, and steps implemented to prevent this kind of incident and other responses made by the candidates following any such incident:

In December 2011, the European Commission notified the Company that it had decided to impose a fine on the Company for certain conduct against the competition law in connection with the Company’s refrigeration compressor business. While Ikuo Uno and Masayuki Oku (Masayuki Oku became an outside director after the subject conduct) had not recognized the alleged antitrust violation until it was found, they continuously fulfilled their duties throughout the Company’s systems, including the Board of Directors, monitoring for compliance and appropriateness of the Company’s business operations. After the issue was found, they confirmed the contents and details of the Company’s activities for preventing a recurrence.

(3)	Incidents that occurred at other companies at which the candidates were directors, executive officers, or corporate auditors during the preceding five years with respect to violations of laws or regulations of the articles of incorporation of such companies, or other inappropriate operational actions, and steps implemented to prevent this kind of incident and other responses taken following any incident while the candidates were outside directors or corporate auditors of such companies:

Ikuo Uno

•	Nippon Life Insurance Company, at which the candidate was a director until June 2011, was issued business improvement orders based on the Insurance Business Law by the Financial Services Agency (FSA) in July 2008. The orders were issued due to problems with the company’s management system for the payment of insurance and its business administration.

•	In September 2009, West Japan Railway Company, at which the candidate is an outside corporate auditor, was found to have pressured the Aircraft and Railway Accidents Investigation Commission into leaking information during its investigation into an accident on the Fukuchiyama Line. The Minister of Land, Infrastructure and Transport (MLIT) ordered an investigation and a report on countermeasures to prevent a reoccurrence. At all times, Ikuo Uno’s statements promoted observation of laws and regulations, and after the incident he performed the duty of his office to help prevent a reoccurrence by calling in the Board of Directors meeting for complete adherence to regulations in all operations and further strengthening of corporate ethics.

Masayuki Oku

In April 2011, Nikko Cordial Securities Inc. (now SMBC Nikko Securities Inc.), at which the candidate was a director until March 2011, received a Business Improvement Order from the Financial Services Agency of Japan in connection with an incident where one of the company’s employees defrauded certain customers of their money through means not connected to their accounts at SMBC Nikko Securities Inc. In addition, SMBC Nikko Securities Inc. received a Business Improvement Order from the Financial Services Agency of Japan in April 2012 in connection with deficient internal control systems with respect to undisclosed corporate information and inappropriate solicitation activities.

(4)	Number of years in office since first appointment as outside director of the Company:

At the conclusion of this Ordinary General Meeting of Shareholders, Ikuo Uno will have held the post of outside director for seven years and Masayuki Oku will have held the post of outside director for four years.

(5)	Summary of liability limitation agreement with outside directors:

Ikuo Uno and Masayuki Oku are currently outside directors of the Company.

The Company has entered into liability limitation agreements with both outside directors, respectively, which limit the amount of their liabilities under Paragraph 1 of Article 423 of the Company Law to the least amount permitted by Paragraph 1 of Article 425 of the Company Law, in case they perform their duties in good faith and without significant negligence. If their reelections are approved, the Company will continue those agreements.

Bill No. 2: To Elect 2 Corporate Auditors

The terms of office of Masahiro Seyama and Ikuo Hata as corporate auditors will expire at the conclusion of the 105th Ordinary General Meeting of Shareholders at which time Masahiro Seyama will resign as corporate auditor.

In connection with this, the election of two corporate auditors is hereby proposed.

The Board of Corporate Auditors has approved this proposal.

The particulars of the candidates are as follows:

Name and date of birth	Brief personal record, position in the Company and other important concurrently held positions			Ownership of the Company’s shares

1 Ikuo Hata	Apr.	1957	Appointed to the Bench;	0 shares
August 6, 1931	Apr.	1992	President of the Osaka District Court;
	Sep.	1995	Attorney at Law (Osaka Bar Association);
	June	1998	Vice President of the Japan Federation of Conciliation Associations;
	July	2001	Member of the Supreme Court’s Building-Related Litigation Commission;
	June	2004	Corporate Auditor of the Company;
	May	2005	Branch Manager of the Japan Bar Association, Kinki Branch;
	June	2011	Chairperson, the Japan Bar Association, Kinki Branch
	(Counsel, Oh-Ebashi LPC & Partners)

2 Seiichiro Sano*	Apr.	1977	Joined SANYO Electric Co., Ltd.;	2,695 shares
November 20, 1952	Apr.	2005	Vice President, SANYO Electric Co., Ltd.;
	Apr.	2007	President, SANYO Electric Co., Ltd.;
	June	2007	Executive Director & President, SANYO Electric Co., Ltd.;
	Apr.	2011	Senior Managing Executive Officer of the Company;
	Jan.	2012	In charge of Special Task

(Notes)	1.	No special conflicting interest exists between the Company and any of the above candidates.

	2.	Asterisk (*) denotes a candidate to be newly elected as corporate auditor.

	3.	Ikuo Hata is a candidate for outside corporate auditor as stipulated in Article 2, Paragraph 3-8 of the Enforcement Regulations of the Company Law. Notification has been filed regarding the status of this candidate as an independent corporate auditor to the stock exchanges of Japan on which the Company’s shares are publicly listed.

	4.	Additional information concerning the candidate for the post of outside corporate auditor

(1)

Reasons for selection of the candidate:

Panasonic proposes the selection of Ikuo Hata for the post of outside corporate auditor on account of his extensive career experience and deep insight that can be brought to the auditing of the Company.

(2)

Reasons for determining that the candidate can appropriately carry out his responsibilities and duties as an outside corporate auditor despite not having participated in the management of a company other than as an outside director or outside corporate auditor:

As an Attorney at Law, Ikuo Hata has a wealth of experience in legal affairs. Accordingly, Panasonic has determined that he can appropriately carry out his responsibilities and duties as an outside corporate auditor.

(3) Incidents that occurred during the most recent term of office as outside corporate auditor of the Company with respect to violations of laws or regulations or the Articles of Incorporation, or other inappropriate operational actions, and steps implemented to prevent this kind of incident and other responses made by the candidate following any such incident:

The Company entered into plea agreements with the United States Department of Justice in September 2010 and the Competition Bureau Canada in October 2010, respectively, to pay fines to resolve claims that its household refrigerator compressor business unit engaged in certain anticompetitive activities. In addition, the European Commission notified the Company that it had decided to impose a fine on the Company in December 2011.

While Ikuo Hata had not recognized the alleged antitrust violation until it was found, he continuously fulfilled his duties throughout the Company’s systems, including the Board of Directors, monitoring for compliance and appropriateness of the Company’s business operations. After the issue was found, he confirmed the contents and details of the Company’s activities for preventing a recurrence.

(4)

Number of years since first appointment as outside corporate auditor of the Company:

At the conclusion of this Ordinary General Meeting of Shareholders, Ikuo Hata will have held the post of outside corporate auditor for eight years.

(5)

Summary of the liability limitation agreement with outside corporate auditors:

Ikuo Hata is currently an outside corporate auditor of the Company.

The Company has entered into a liability limitation agreement with him, which limits the amount of his liabilities under Paragraph 1 of Article 423 of the Company Law to the least amount permitted by Paragraph 1 of Article 425 of the Company Law, in case he performs his duties in good faith and without significant negligence. If his reelection is approved, the Company will continue this agreement.

Disclaimer Regarding Forward-Looking Statements

This Notice includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this Notice do not relate to historical or current facts, they constitute forward- looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this Notice. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost- effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group; as well as direct or indirect adverse effects of the Great East Japan Earthquake on the Panasonic Group in terms of, among others, component procurement, manufacturing, distribution, economic conditions in Japan including consumer spending and sales activities overseas, and direct or indirect adverse effects of the flooding in Thailand on the Panasonic Group in terms of, among others, component procurement and manufacturing. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.